As filed with the Securities and Exchange Commission on July 13, 2006

Registration No. 333-132847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PHARMA-BIO SERV, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	8742	20-0653570
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

Sardinera Beach Building Suite 2,
Marginal Costa de Oro, Dorado, Puerto Rico 00646 (747) 278-2709
(Address and telephone number of Principal Executive Offices)

Sardinera Beach Building Suite 2,
Marginal Costa de Oro, Dorado, Puerto Rico 00646
(Address of principal place of business)

Ms. Elizabeth Plaza, Chief Executive Officer
Pharma-Bio Serv, Inc.
Sardinera Beach Building Suite 2, Marginal Costa de Oro
Dorado, Puerto Rico 00646
Telephone: (787) 278-2709
Fax: (787) 796-5168
(Name, address and telephone number of agent for service)

Please send a copy of all communications to:

Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, NY 10018
Telephone: (212) 981-6767
Fax: (212) 930-9725

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, par value $.0001 per share(2)	16,013,201	$2.00	$32,026,402	$3,426.83
Common Stock, par value $.0001 per share(3)	7,999,400	$1.375	$10,999,175	$1,176.91
				$4,603.74	*

*	previously paid.
(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended, based on the maximum proposed initial offering price of $2.00 for the 16,013,201 outstanding shares of common stock. The offering price for the 7,999,400 shares of common stock issuable upon exercise of common stock purchase warrants is the average exercise price of the warrants.

(2)	Represents 16,013,201 outstanding shares of common stock.
(3)	Represents 7,999,400 shares of common stock issuable upon exercise of warrants at an average exercise price of $1.375 per share.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED JULY 13, 2006

PROSPECTUS
24,012,601 Shares
PHARMA-BIO SERV, INC.
Common Stock

The selling stockholders may offer and sell from time to time up to an aggregate of 24,012,601 shares of our common stock that they own or that they may acquire from us upon exercise of warrants. For information concerning the selling stockholders and the manner in which they may offer and sell shares of our common stock, see “Selling Stockholders” and “Plan of Distribution” in this prospectus.

We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock other than the exercise price of the warrants if and when the warrants are exercised. We will pay the cost of the preparation of this prospectus, which is estimated at $40,000.

Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors,” which begins on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. Because there is no trading market in our common stock as of the date of this prospectus, the selling stockholders intend to sell any shares in the public market at prices ranging from $1.00 to $2.00 per share until a public market develops for the common stock. Once a public market develops for the common stock, the selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling stockholders may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”

The date of this Prospectus is _________, 2006.

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY

This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Our Business

We are a Puerto Rico based company established by Elizabeth Plaza in 1997 to offer consulting services to the pharmaceutical industry. We have successfully grown our business operation by providing quality, value-added consulting services to the major pharmaceutical, biotechnology and chemical manufacturing companies principally in Puerto Rico.

Our mission is to provide high quality services to the pharmaceutical and related industries to maintain or improve their quality standards and competitive value. We assist our clients in complying with government regulations by offering a full range of consulting services in the areas relating to compliance with the regulations of the Food and Drug Administration (the “FDA”) and matters relating to the introduction of new pharmaceutical products, environmental safety and occupational health, project management, training services and computer systems. We have utilized our favorable market reputation and brand name to secure major contracts with many major drug manufacturers throughout Puerto Rico. We provide validation, regulatory compliance and value-added consulting services as problem solving solutions to its customers in the pharmaceutical, chemical (bulk manufacturing), biotechnology and medical devices industries in Puerto Rico.

Our engineering and life science professionals include former quality assurance managers or directors from pharmaceutical companies, and experienced and well-trained professionals with masters and doctorates in health sciences and engineering. Our objective is to offer a flexible, common sense and cost effective approach to meet our clients’ needs, strategies and budget objectives.

Prior to its acquisition of Plaza, Lawrence offered consulting and business advisory services. As of December 31, 2005, Lawrence had entered into consulting agreements with three clients. We are no longer engaged in this business and we have no continuing obligations under any contracts to which Lawrence is a party.

Organization; Merger

Plaza Consulting Group, Inc. (“Plaza”) is a Puerto Rico corporation founded in 1997. Pharm-Bio Serv, Inc. is a Delaware corporation, organized in 2004 under the name Lawrence Consulting Group, Inc. The corporate name was changed to Pharma-Bio Serv, Inc. in February 2006. Our executive offices are located at Sardinera Beach Building Suite 2, Marginal Costa de Oro, Dorado, Puerto Rico 00646, (787) 278-2709. Our website is www.pharmaservpr.com. Information on our website or any other website is not part of this prospectus.

On January 25, 2006, pursuant to the an agreement and plan of merger among us, Plaza Acquisition Corp., Plaza, and Elizabeth Plaza, the sole stockholder of Plaza, Plaza Acquisition Corp. was merged into Plaza, with the result that Plaza became our wholly-owned subsidiary and our sole business became the business of Plaza. The acquisition of Plaza is accounted for as a reverse acquisition, with Plaza being the accounting acquiring party. The accounting rules for reverse acquisitions require that beginning with the date of the merger, January 25, 2006, our balance sheet includes the assets and liabilities of Plaza and our equity accounts were recapitalized to reflect the net equity of Pharma-Bio. In addition, our historical operating results will be the operating results of Plaza.

Plaza Acquistion Corp. was formed as a wholly-owned subsidiary for the purpose of acquiring Plaza. Pursuant to the agreement and plan of merger, Plaza Acquisition Corp. was merged into Plaza and the outstanding stock in Plaza, which was held by Elizabeth Plaza, became converted into:

•	$10,000,000;

•	1,150,000 shares of common stock; and

•	deferred payments totaling $8,250,000, payable in three equal installments of $2,750,000 on each of the first three anniversaries of the closing date.

The $10,000,000 payment made at closing to Ms. Plaza was funded by the sale of the shares of series A preferred stock and warrants issued in the private placement under “Sale of Securities to the Selling Stockholders.”

In connection with the acquisition of Plaza, we entered into employment agreements with Elizabeth Plaza, who was president, chief executive officer and sole stockholder of Plaza, and Nélida Plaza, who was vice president of Plaza, and a consulting agreement with Dov Perlysky, who was the sole director and officer of Lawrence prior to the acquisition of Plaza. See “Management - Employment Agreements” and “Management - Consulting Agreement” for information concerning these agreements.

References to “we,” “us,” “our” and similar words refer to Pharma-Bio Serv, commencing with the acquisition of Plaza and the consummation of the private placement which occurred contemporaneously with the acquisition, and, with respect to historical information, these terms refer solely to Plaza.

Stock Distribution

On January 24, 2006, Pharma-Bio Serv effected a share distribution with respect to our common stock pursuant to which we issued one additional share of common stock for each share of common stock outstanding on the record date, January 24, 2006. All share and per share information in this prospectus retroactively reflects such stock distribution.

Sale of Securities to the Selling Stockholders

On January 25, 2006, contemporaneously with the consummation of the acquisition of Plaza, we sold, in a private placement, 47 units, each unit consisting of 25,000 shares of series A preferred stock, warrants to purchase 85,100 shares of common stock at $1.10 per share and warrants to purchase 85,100 shares of common stock at $1.65 per share. In the private placement, we issued an aggregate of 1,175,000 shares of series A preferred stock, warrants to purchase 3,999,700 shares of common stock at $1.10 per share, and warrants to purchase 3,999,700 shares of common stock at $1.65 per share, to 42 accredited investors. The warrants issued to the investors in the private placement are sometimes referred to as the “investor warrants”

We paid brokerage commissions of 10% of the gross purchase price and an aggregate non-accountable expense allowance of 3% of the gross purchase price with respect to the units sold. In certain cases, the broker waived the commission and non-accountable expense allowance, and the investor paid the purchase price less the commission and non-accountable expense allowance. The purchase price for the 47 units sold was $11,750,000. Broker-dealers waived commission and non-accountable expense allowance with respect to $628,750, we paid commissions and non-accountable expense allowances totaling $898,750, and we issued to the brokers in the private placement warrants to purchase an aggregate of 1,439,892 shares of common stock. These warrants, which constitute compensation to the brokers, have an exercise price of $.7344 per share and a term of three years.

The certificate of designation setting forth the rights of the holders of the series A preferred stock provides that at such time as our certificate of incorporation is amended to increase the authorized capital stock to 10,000,000 of preferred stock and 50,000,000 shares of common stock, the series A preferred stock is automatically converted into common stock. The warrants provide that they become exercisable upon the filing of such an amendment to our certificate of incorporation. On April 25, 2006, we amended and restated our certificate of incorporation to increase our authorized capital stock to 10,000,000 shares of preferred stock and 50,000,000 shares of common stock, at which time all of the outstanding shares of series A preferred stock were automatically converted into a total of 15,998,800 shares of common stock and the warrants became exercisable. The subscription agreement pursuant to which the series A preferred stock and warrants were issued required us to file a registration statement within 60 days after the effective date of the merger between Plaza and Plaza

Acquisition Corp., which was January 25, 2006, which was March 26, 2006. If we failed to file the registration statement by that date, we were required to issue .0003 shares of common stock for each share of common stock issued upon conversion of the series A preferred stock for each day we are late. Since we were three days late, we issued 14,401 shares of common stock to the former holders of the series A preferred stock.

The warrants issued in the private placement expire five years from the closing date and are callable by us if the closing price of the common stock is at least twice the exercise price of the warrants for twenty (20) consecutive trading days.

THE OFFERING

Common Stock Offered:	The selling stockholders are offering a total of 24,012,601 shares of common stock, of which 16,013,201 shares are outstanding and 7,999,400 shares are issuable upon exercise of warrants

Outstanding Shares of Common Stock:	18,315,001 shares[1,2]

Common Stock to be Outstanding After Exercise of Investor Warrants:	26,314,401 shares[1]

Use of Proceeds:
We will receive no proceeds from the sale of any shares by the selling stockholders. In the event that any selling stockholders exercise their warrants, we would receive the exercise price. If all warrants are exercised, we would receive approximately $11.0 million, all of which, if and when received, would be used for working capital and other corporate purposes.

(1)
Does not include a total of 8,056,392 shares of common stock, of which 2,500,000 shares are reserved for options, stock grants or other equity-based incentives under our 2005 long-term incentive plan, 5,539,892 shares are reserved for outstanding warrants other than the warrants held by the selling stockholders, and 16,500 shares are reserved for issuance as stock grants to employees.

(2)	Does not include the 7,999,400 shares of common stock issuable upon exercise of warrants held by the selling stockholders.

SUMMARY FINANCIAL INFORMATION
(in thousands, except per share amounts)

The following information as at October 31, 2005 and for the years ended October 31, 2005 and 2004 has been derived from our audited financial statements, which appear elsewhere in this prospectus. The following information as at April 30, 2006 and for the six months ended April 30, 2006 and 2005 has been derived from our unaudited financial statements, which appear elsewhere in this prospectus.

Statement of Operations Information:

	Six Months Ended April 30,		Year Ended October 31,
	2006	2005	2005	2004
Revenues	$7,209	$9,760	$17,413	$16,930
Gross profit	2,943	4,645	8,011	7,568
Income before income taxes	1,789	3,690	6,390	5,743
Net income[1]	1,369	3,690	6,390	5,743
Net income per share of common stock, (basic)	$.53	$2.11	$3.65	$3.28
Weighted average shares of common stock outstanding (basic)	2,573	1,750	1,750	1,750
Net income per share of common stock, (diluted)	$.10	$.91	$1.58	$1.42
Weighted average shares of common stock outstanding (diluted)	13,611	4,046	4,046	4,046

(1)
Because we were treated as an N Corporation under the Puerto Rico Internal Revenue Code during the years ended October 31, 2005 and 2004 and the period from November 1, 2005 through January 24, 2006, our income was taxed to our stockholder during those periods, and we did not pay income tax. If income tax were paid at the statutory rate, our net income would have been $1,011, or $0.39 per share (basic) and $0.07 per share (diluted), for the six months ended April 30, 2006; $2,251, or $1.29 per share (basic) and $0.56 per share (diluted), for the six months ended April 30, 2005; $3,898, or $2.23 per share (basic) and $0.96 per share (diluted), for the year ended October 31, 2005; and $3,503, or $2.00 per share (basic) and $0.87 per share (diluted), for the year ended October 31, 2004.

Consolidated Balance Sheet Information:

	April 30, 2006	October 31, 2005
Working capital	$3,754	$5,808
Total assets	8,167	7,218
Total liabilities	8,986	1,237
Retained earnings (accumulated deficit)	(821)	5,980
Stockholders’ equity (deficiency)	(819)	5,981

RISK FACTORS

An investment in our securities involves a high degree of risk. In determining whether to purchase our securities, you should carefully consider all of the material risks described below, together with the other information contained in this prospectus before making a decision to purchase our securities. You should only purchase our securities if you can afford to suffer the loss of your entire investment.

Risks That Relate to our Business

Because our business is concentrated in the pharmaceutical industry in Puerto Rico, any changes in that industry could impair our ability to generate business.

Since substantially all of our business is performed in Puerto Rico for pharmaceutical, biotechnology and chemical manufacturing companies, our ability to generate revenue and profit would be impaired by such factors as changes in taxes in Puerto Rico, or regulatory, tax or economic conditions which discourage these businesses from operating in Puerto Rico and changes in U.S. government regulations which affect the need for services such as those provided by Plaza.

Because our business is dependent upon a small number of clients, the loss of a major client could impair our ability to operate profitably.

Our business has been dependent upon a small number of clients. During the six months ended April 30, 2006 and the years ended October 31, 2005 and 2004, a very small number of clients accounted for a disproportionately large percentage of our revenue. For the six months ended April 30, 2006, three customers accounted for approximately 64.9% of revenue. For the year ended October 31, 2005, two of these three customers accounted for approximately 62.2% of revenue, and for the year ended October 31, 2004, these two customers accounted for approximately 64.9% of revenue. The loss of or significant reduction in the scope of work performed for any major customer could impair our ability to operate profitably. The scope of work for our largest customer has declined significantly in the six months ended April 30, 2006, and we cannot assure we will not sustain significant decreases in revenue from our major customers or that we will be able to replace any decline in revenue. In June 2006, our largest customer announced that it is closing one of its two facilities in Puerto Rico and reducing the personnel level at the second facility. As a result, we expect that our revenue from this client will continue to decline.

We may be unable to pass on increased labor cost to our clients.

The principal components of our costs of revenue are employee compensation (salaries, wages, taxes and benefits) and expenses relating to the performance of the services. We face increasing labor costs which we seek to pass on to our customers through increases in our rates. We may not be able to pass these cost increases to our clients, and, to the extent that we are not able to pass these increases to our clients, our gross margin will be reduced.

Our cash requirements include payments totaling $8.25 million due to Elizabeth Plaza, which may impair our ability to develop our business.

Pursuant to the merger agreement, we are required to make three payments, each in the amount of $2.75 million, on January 25, 2007, 2008 and 2009. These payments are not contingent upon our earnings, earnings before interest, taxes, depreciation and amortization or any other financial criteria. We may not have resources other than our operations from which to make the payments. We cannot assure you that we will have available cash from which we can make these payments and, even if we do have the available cash, our growth may be impaired if we use our cash for that purpose.

Because the pharmaceutical industry is subject to government regulations, changes in government regulations relating to this industry may affect the need for our services.

Because government regulations affect all aspects of the pharmaceutical, biotechnology and chemical manufacturing industries, including regulations relating to the testing and manufacturing of pharmaceutical products and the disposal of materials which are or may be considered toxic, any change in government regulations could have a profound effect upon not only these companies but companies, such as us, that provide services to these industries. If we are not able to adapt and provide necessary services to meet the requirements of these companies in response to changes in government regulations, our ability to generate business may be impaired.

The willingness of companies in the pharmaceutical and related industries to conduct business in Puerto Rico could significantly impair our business by reducing the need for our services.

Since our business is presently conducted almost exclusively in Puerto Rico, our ability to generate revenue and income is dependent upon the willingness of our clients and potential clients to maintain or increase their operations in Puerto Rico. Our clients may consider factors such as tax benefits, Puerto Rico’s economy and other economic factors.

Changes in tax benefits may affect the willingness of companies to continue or expand their operations in Puerto Rico.

Until 1996, the Internal Revenue Code provided certain tax benefits to pharmaceutical companies operating in Puerto Rico by enabling their Puerto Rico operations to operate free from federal income taxes. Partly as a result of the tax benefits, numerous pharmaceutical companies established facilities in Puerto Rico. In 1996, this tax benefit was eliminated, although companies that had facilities in Puerto Rico could continue to receive these benefits for ten years, at which time the benefits expire. Although some tax benefits remain, the change in the tax law may affect the willingness of pharmaceutical companies to continue or to expand their Puerto Rico operations, and we are aware of one pharmaceutical company that has decided to close its Puerto Rico operations as a result of the change in the tax laws. To the extent that pharmaceutical companies choose to develop and manufacture products outside of Puerto Rico, our ability to generate new business may be impaired.

Puerto Rico’s economy, including its recent governmental financial crisis, may affect the willingness of businesses to commence or expand operations in Puerto Rico.

As a result of Puerto Rico’s recent governmental financial crisis, which resulted in the closing of government offices, businesses may be reluctant to commence or expand their operations in Puerto Rico. Further, since Puerto Rico’s economy is petroleum-based, the high price of oil, combined with Puerto Rico’s high level of debt, may make Puerto Rico a less attractive place to expand existing operations or commence new business activities. To the extent that companies in the pharmaceutical and related industries decide not to commence new operations or contract or not to expand their existing operations in Puerto Rico, the market for our services may decline.

Other factors, including economic factors, may affect the decision of businesses to continue or expand their operations in Puerto Rico.

Companies in the pharmaceutical and related industries for which we perform service are subject to economic pressures which affect their global operations and which may influence the decision to reduce or increase the scope of their operations in Puerto Rico. These companies consider a wide range of factors in making such a decision, and may be influences by a need to consolidate operations, to reduce expenses, to increase their business in geographical regions where there are large customer bases, to tax, regulatory and political considerations and many other factors. In June 2006, the client that was our largest client in the year ended October 31, 2005 announced that it is significantly reducing the scope of its operations in Puerto Rico by closing one of its two facilities in Puerto Rico and reducing its staff at the remaining facility. As a result, our revenue from this client has significantly declined in the six months ended April 30, 2006 from the comparable period of 2005, and we anticipate that another major pharmaceutical company may reduce its operations in Puerto Rico. We can not assure you that other customers and potential customers will not make similar or more extensive reductions or terminate their operations in Puerto Rico entirely, which could significantly impair our ability to generate revenue.

If we are unable to protect our clients’ intellectual property, our ability to generate business will be impaired.

Our services either require us to develop intellectual property for clients or provide our personnel with access to our clients’ intellectual property. Because of the highly competitive nature of the pharmaceutical, biotechnology and chemical manufacturing industries and the sensitivity of our clients’ intellectual property rights, our ability to generate business would be impaired if we fail to protect those rights. Although all of our employees are required to sign non-disclosure agreements, any disclosure of a client’s intellectual property by an employee may subject us to litigation and may impair our ability to generate business either from the affected client or other potential clients.

We may be subject to liability if our services or solutions for our clients infringe upon the intellectual property rights of others.

It is possible that in performing services for our clients, we may inadvertently infringe upon the intellectual property rights of others. In such event, the owner of the intellectual property may commence litigation seeking damages and an injunction against both us and our client, and the client may bring a claim against us. Any infringement litigation would be costly, regardless of whether we ultimately prevail. Even if we prevail, we will incur significant expenses and our reputation would be hurt, which would affect our ability to generate business and the terms on which we would be engaged, if at all.

We may be held liable for the actions of our employees when on assignment.

We may be exposed to liability for actions taken by our employees while on assignment, such as damages caused by their errors, misuse of client proprietary information or theft of client property. Due to the nature of our assignments, we cannot assure you that we will not be exposed to liability as a result of our employees being on assignment.

To the extent that we perform services pursuant to fixed-price or incentive-based contracts, our cost of services may exceed our revenue on the contract.

Some of our revenue is derived from fixed price contracts. Our costs of services may exceed revenue of these contracts if we do not accurately estimate the time and complexity of an engagement. Further, we are seeking contracts by which our compensation is based on specified performance objectives, such as the realization of cost savings or specified performance objectives. Our failure to achieve these objectives would reduce our revenue and could impair our ability to operate profitable.

Our profit margin is largely a function of the rates we are able to recover for our services and the utilization rate of our professionals. Accordingly, if we are not able to maintain our pricing for our services or an appropriate utilization rate for our professionals without corresponding cost reductions, our profit margin and profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including:

•	Our clients’ perception of our ability to add value through our services;

•	Our ability to complete projects on time;

•	Pricing policies of competitors;

•	Our ability to accurately estimate, attain and sustain engagement revenues, margins and cash flows over increasingly longer contract periods; and

•	General economic and political conditions.

Our utilization rates are also affected by a number of factors, including:

•	Seasonal trends, primarily as a result of our hiring cycle;

•	Our ability to move employees from completed projects to new engagements; and

•	Our ability to manage attrition of our employees.

Because most of our contracts may be terminated on little or no advance notice, our failure to generate new business could impair our ability to operate profitably.

Our contracts can be terminated by our clients with short notice. Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, and the client may terminate, cancel or delay any engagement or the project for which we are engaged, at any time and on short notice. As a result, we need to develop new business on an ongoing basis. Since our operations are generally limited to companies operating in Puerto Rico and, to a lesser extent, Puerto Rico businesses that operate elsewhere, the termination, cancellation, expiration or delay of contracts could have a significant impact on our ability to operate profitable.

Because of the competitive nature of the pharmaceutical, biotechnology and chemical manufacturing consulting market, we may not be able to compete effectively if we cannot efficiently respond to changes in the structure of the market and developments in technology.

Because of recent consolidations in the pharmaceutical, biotechnology and chemical manufacturing consulting business, we are faced with an increasing number of larger companies that offer a wider range of services and have better access to capital than we have. We believe that larger and better-capitalized competitors have enhanced abilities to compete for both clients and skilled professionals. In addition, one or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting their profit margins. We cannot assure you that we will be able to compete effectively in an increasingly competitive market.

Because we are dependent upon our management, our ability to develop our business may be impaired if we are not able to engage skilled personnel.

Our success to date has depended in large part on the skills and efforts of Elizabeth Plaza, our president, chief executive officer and founder. The loss of the services of Ms. Plaza could have a material adverse effect on the development and success of our business. Although we entered into a three-year contract with Ms. Plaza, the agreement only requires her to continue as an employee for 18 months and as a consultant for the remaining 18 months, and it does not guarantee that she will continue to be employed by us. During the term of her employment, we will have to identify and hire a person to serve as president and chief executive officer upon Ms. Plaza’s retirement. Our failure to hire a qualified person in a timely manner will impair our ability to grow. In addition, because of the highly technical nature of the work that we perform for our clients in the pharmaceutical, biotechnology and chemical manufacturing industries, we need to hire highly skilled personnel who are familiar with the needs of these companies in order to perform the services which we provide. Our future success will depend in part upon our ability to attract and retain additional qualified management and technical personnel. Competition for such personnel is intense and we compete for qualified personnel with numerous other employers, including consulting firms, some of which have greater resources than we have, as well as pharmaceutical companies, all of which have significantly greater financial and other resources than we. We may experience increased costs in order to retain and attract skilled employees. Our failure to attract additional personnel or to retain the services of key personnel and independent contractors could have a material adverse effect on our ability to operate profitably.

We may not be able to continue to grow unless we consummate acquisitions or enter markets outside of Puerto Rico.

An important part of our growth strategy is both to acquire other businesses which can increase the range of services and products that we can offer and to establish offices in countries where we do not presently operate, either by acquisition or by internal growth. If we fail to make any acquisitions or otherwise expand our business, our future growth may be limited. As of the date of this prospectus, we do not have any agreement or understanding, either formal or informal, as to any acquisition.

If we identify a proposed acquisition, we may require substantial cash to fund the cost of the acquisition.

Any acquisitions we make may be made with cash or our securities or a combination of cash and securities. To the extent that we require cash, we may have to borrow the funds or sell equity securities. We have no commitments from any financing source and we may not be able to raise any cash necessary to complete an acquisition. If we seek to expand our business internally, we will incur significant start-up expenses without any assurance of our ability to penetrate the market.

The issuance of securities, whether in connection with an acquisition or otherwise, may result in significant dilution to our stockholders.

If we are required to issue securities either as payment of all or a portion of the purchase price of an acquisition or in order to obtain financing for the acquisition or for other corporate purposes could result in dilution to our stockholders. The amount of such dilution will be dependent upon the terms on which we issue securities. The issuance of securities at a price which is less than the exercise price of warrants or the conversion price of securities could result in additional dilution if we are required to reduce the exercise price or conversion price of the then outstanding options or warrants or other convertible securities.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions or establish operations in countries outside of Puerto Rico, we could have difficulty integrating the acquired companies’ personnel and operations with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the effect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

•	the difficulty of integrating acquired products, services or operations;

•	the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

•	the potential loss of contracts from clients of acquired companies.

•	the difficulty of maintaining profitability due to increased labor and expenses from acquired company.

•	difficulties in complying with regulations in other countries that relate to both the pharmaceutical or other industry to which we provide services as well as our own operations;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

•	the effect of any government regulations which relate to the business acquired;

•
potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition;

•	difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities; and

•	potential expenses under the labor, environmental and other laws of other countries.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with an acquisition, many of which cannot be presently identified. Further, the commencement of business in other countries may be subject to significant risks in areas which we are not able to prepare for in advance.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our stock price.

Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations are:

•	Seasonality, including number of workdays and holiday and summer vacations;

•	The business decisions of clients regarding the use of our services;

•	Periodic differences between clients’ estimated and actual levels of business activity associated with ongoing engagements, including the delay, reduction in scope and cancellation of projects;

•	The stage of completion of existing projects and/or their termination;

•	Our ability to move employees quickly from completed projects to new engagements and our ability to replace completed contracts with new contracts with the same clients or other clients.

•	The introduction of new services by us or our competitors;

•	Changes in pricing policies by us or our competitors;

•	Our ability to manage costs, including personnel costs, support-services costs and severance costs;

•	Acquisition and integration costs related to possible acquisitions of other businesses.

•	Changes in estimates, accruals and payments of variable compensation to our employees; and

•	Global economic and political conditions and related risks, including acts of terrorism.

If we are unable to raise additional funds that we require may impair our ability to grow.

We may, in the future, require funds to expand our business or to make acquisitions. We have no commitment by any person to provide us with funds if we require funds. We cannot assure you that we will be able to raise any funds that we may require, and, if we are able to raise funds, the terms on which we raise funds may result in significant dilution to you.

Because of our cash requirements, we may be unable to pay dividends.

Except for payments to Elizabeth Plaza during the period when she was our sole stockholder, including $8.0 million paid in the year ended October 31, 2005, we have not paid any dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings to finance the growth of our business and to pay the deferred payments of $8.25 million owed to Elizabeth Plaza, and we may never pay cash dividends.

Risks Concerning our Securities.

Because our stock is not currently traded, we cannot predict when or whether an active market for our common stock will develop.

Our common stock is not traded on any trading market, and we do not have a significant public float. If our common stock were to trade on the OTC Bulletin Board or the Pink Sheets, we cannot assure you that any significant market for our stock would develop. In the absence of an active trading market, you may have difficulty buying and selling or obtaining market quotations for our stock; the market visibility for our stock may be limited, and the lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

Our stock price may be affected by our failure to meet projections and estimates of earnings developed either by us or by independent securities analysts.

Our operating results may fall below the expectations of securities analysts and investors as well as our own projections. In this event, the market price of our common stock would likely be materially adversely affected.

The registration and sales of common stock being sold pursuant to this prospectus may have a depressive effect upon the market for our common stock.

We have a nominal public float, and the shares of common stock being offered by this prospectus constitute substantially all of the outstanding shares of our common stock. If the selling stockholders sell a significant number of shares of common stock, the market price of our common stock may decline. Accordingly, the mere filing of the registration statement of which this prospectus is part could have a significant depressive effect on our stock price which could make it difficult both for us to raise funds from other sources and for the public stockholders to sell their shares.

Because we may be subject to the “penny stock” rules, you may have difficulty in selling our common stock.

If a public market develops for our common stock and if our stock price is less than $5.00 per share, our stock may be subject to the SEC’s penny stock rules, which impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors. The application of these rules may affect the ability of broker-dealers to sell our common stock and may affect your ability to sell any common stock you may own.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•
The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

As an issuer of “penny stock” the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, if we are a penny stock we will not have the benefit of this safe harbor protection in the event of any based upon a claim that the material provided by us, including this prospectus, contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

The exercise of outstanding options and warrants may have a dilutive effect on the price of our common stock.

To the extent that outstanding stock options and warrants are exercised, dilution to our stockholders will occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of the outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise terms provided by the outstanding options and warrants.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the Commission, the New York and American Stock Exchanges and the Nasdaq Stock Market as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, we have not yet adopted all of these measures. As of the date of this prospectus, we are not in compliance with requirements relating to the distribution of annual and interim reports, the holding of stockholders meetings and solicitation of proxies for such meeting and requirements for stockholder approval for certain corporate actions. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and in other documents which we file with the Securities and Exchange Commission. In addition, such statements could be affected by risks and uncertainties related to demand for our services, our ability to diversify our client base and enter new markets for our services, market and customer acceptance, our ability to raise any financing which we may require for our operations, competition, government regulations and requirements, pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of their common stock. If the selling stockholders exercise any warrants, we will receive the amount of the exercise price. The maximum total exercise price is approximately $11 million, which we would receive only if all of the warrants were exercised at their present exercise price. Any proceeds which we receive from the exercise of the warrants would be used for working capital and general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of June 30, 2006, the number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus, the number of shares owned by the selling stockholders after completion of the offering. Except for San Juan Holdings, Inc., which will beneficially own 3,375,724 shares after completion of this offering (representing 600,000 shares of common stock and warrants to purchase 2,757,724 shares of common stock), no selling stockholder will own more than 1% of our outstanding common stock after the sale of shares owned by such selling stockholder. After completion of the sale of the shares owned by San Juan Holdings and offered by this prospectus, San Juan Holdings would beneficially own 3,375,724 shares of common stock, representing 15.6% of our outstanding common stock, assuming no warrants are exercised by the selling stockholders, and 11.4% of the common stock, assuming all of the warrants held by the selling stockholders are exercised. The table and the other information contained under the captions “Selling Stockholders” and “Plan of Distribution” has been prepared based upon information furnished to us by or on behalf of the selling stockholders.

Name	Shares Beneficially Owned	Shares Being Sold	Shares owned after offering
Venturetek LP (1)	4,697,990	4,697,990	—
Barron Partners LP(2)	4,087,251	4,087,251	—
Fame Associates(3)	1,532,719	1,532,719	—
Pentland U.S.A. Inc.(4)	1,532,719	1,532,719	—
San Juan Holdings, Inc.(5)	4,908,443	1,532,719	3,375,724
LDP Family Partnership LP (6)	1,158,839	1,158,839	—
Ruki Renov (7)	884,873	880,873	4,000
Lakeside Partners LLC (8)	587,248	587,248	—
Esther Stahler (9)	577,591	571,591	6,000
Academia Nuestra Senora de la Providencia (10)	510,906	510,906	—
Fernando Lopez	510,906	510,906	—
Harry Edelson	510,906	510,906	—
Juan H. Vidal	510,906	510,906	—
Kema Advisors, Inc. (11)	510,906	510,906	—
Manuel Matienzo	510,906	510,906	—
Melvyn I. Weiss	510,906	510,906	—
SDS Capital Group SPC, Ltd.	510,906	510,906	—
Wilfredo Ortiz	510,906	510,906	—
Brinkley Capital Limited (12)	357,634	357,634	—
Albert Milstein	255,453	255,453	—
David Jordon	229,908	229,908	—
Heller Capital Investments, LLC (13)	204,363	204,363	—
Jay Fialkoff	204,563	204,363	200
Stephen Wien	204,363	204,363	—
Arthur Falcone	153,272	153,272	—
Edward Falcone	153,272	153,272	—
Silverman & Roberts 44 Pipe LLC (14)	153,272	153,272	—
Nahum Gabriel Shar	127,727	127,727	—
Richard Molinsky	102,181	102,181	—
Alan and Hanna Bresler, JT TEN WROS	51,091	51,091	—
Ben Greszes	51,091	51,091	—
Hendeles Grandchildren Trust #2 dated 12/23/93 (15)	51,091	51,091	—
Hendeles Grandchildren Trust dated 1/1/89 (15)	51,091	51,091	—
Hendeles Living Trust(15)	51,091	51,091	—

Herschel Kulefsky	51,091	51,091	—
Jay J. Kestenbaum	51,091	51,091	—
Nathan Eisen	51,091	51,091	—
Ari Renov	48,327	46,327	2,000
Eli Renov	48,327	46,327	2,000
Jill Renov	47,327	46,327	1,000
Kenneth Renov	48,327	46,327	2,000
Tani Renov (16)	50,327	46,327	4,000
Tova Katz (17)	53,327	46,327	7,000

(1)
Mr. David Selengut, the manager of TaurusMax LLC, which is the general partner of Venturetek, LP. has sole voting and dispositive power over the shares beneficially owned by Venturetek. The shares beneficially owned by Venturetek do not include 200 shares of common stock held by Mr. Selengut and 200 shares held by Mr. Selengut’s wife. Mr. Selengut disclaims beneficial ownership of the shares held by his wife.

(2)	Mr. Andrew B. Worden, president of the general partner of Barron Partners, has sole voting and dispositive power over the shares beneficially owned by Barron Partners.

(3)
Abraham H. Fruchthandler and FBE Limited, are the sole general partners of Fame Associates, and Mr. Fruchthandler is the sole general partner of FBE Limited. Accordingly, Mr. Fruchthandler has voting and dispositive power over the shares beneficially owned by Fame Associates.

(4)	Pentland U.S.A., Inc. is owned by Pentland Brands, which is controlled by Stephen Rubin, who has voting and dispositive power over the shares beneficially owned by Pentland U.S.A.

(5)	Messrs. Ramon Dominguez and Addison M. Levi III have voting and dispositive power over the shares beneficially owned by San Juan Holdings, Inc.

(6)
Laya Perlysky, as general partner, has voting and dispositive power over the shares beneficially owned by LDP Family Partnership LP. The number of shares beneficially owned by LDP Family Partnership does not include (a) 240,000 shares owned by Krovim LLC, of which Dov Perlysky, the husband of Laya Perlysky, is the managing member of the manager, or (b) does not include 960,000 shares of common stock issuable upon exercise of warrants held by Krovim LLC, which warrants are not exercisable until the earlier of (i) September 1, 2007 or (ii) the date the closing price of our common stock equals or exceeds $0.50 per share for 10 consecutive trading days on the OTC Bulletin Board, Nasdaq, New York Stock Exchange or other exchange. Ms. Perlysky disclaims beneficial ownership of the shares and warrants held by Krovim LLC.

(7)	Includes a total of 2,000 shares held by Ms. Renov as custodian for her two minor children. Ms. Renov disclaims beneficial ownership of these shares.

(8)
Jamie Stahler, as the managing member, has the voting and dispositive power of over shares beneficially owned by of Lakeside Partners, LLC. The shares beneficially owned by Lakeside Partners do not include 2,000 shares held by Mr. Stahler.

(9)	Includes a total of 4,000 shares held by Ms. Stahler as custodian for her four minor children. Ms. Stahler disclaims beneficial ownership of these shares.

(10)	Baudilio Merino, as president, has the voting and dispositive power over the shares beneficially owned by Academia Nuestra Senora de la Providencia.

(11)	Kirk Michel, as managing director, has voting and dispositive power over the shares beneficially owned by Kema Advisors, Inc.

(12)	Comercio e Industria Multiformas Ltda., whose majority shareholder is Emanuel Wolff, has the voting and dispositive power over the shares beneficially owned by Brinkley Capital Limited.

(13)	Ron Heller, as the controlling partner, has voting and dispositive power over the shares beneficially owned by Heller Capital Investments, LLC.

(14)	Marc Roberts, as the controlling party, has voting and dispositive power over the shares beneficially owned by Silverman & Roberts 44 Pipe LLC.

(15)
Moise Hendeles, as trustee, has voting and dispositive power over the shares beneficially owned by Hendeles Grandchildren Trust #2 dated 12/23/93, Hendeles Grandchildren Trust dated 1/1/89 and Hendeles Living Trust.

(16)	Includes 2,000 shares held by Mr. Renov’s wife. Mr. Renov disclaims beneficial ownership of these shares.

(17)	Includes a total of 3,000 shares held by Ms. Katz as custodian for her three minor children and 2,000 shares held by her husband. Ms. Katz disclaims beneficial ownership of these shares.

None of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates except as follows:

In consideration for investment banking services rendered by San Juan Holdings, as advisor to Plaza and Elizabeth Plaza, we issued to San Juan Holdings 600,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock at an exercise price of $.06 per share. In connection with the January 2006 private placement in which we issued the shares of series A preferred stock to the selling stockholders, we paid RD Capital Group, an affiliate of San Juan Holdings, $195,000 for commissions and non-accountable expense allowance and we issued to RD Capital Group warrants to purchase 275,724 shares of common stock. RD Capital Group waived its commission and non-accountable expense allowance on the securities purchased by San Juan Holdings, and, as a result, the purchase price of the securities purchased by San Juan Holdings was $652,500 rather than $750,000. The warrants have an exercise price of $.7344 per share and a term of three years, and the holders of the warrants have piggyback registration rights commencing six months after the effective date of the registration statement of which this prospectus is a part.

Dov Perlysky is a director and, prior to the acquisition of Plaza, Mr. Perlysky was the sole director and our sole executive officer.

Kirk Michel is a director. Mr. Michel was elected as a director at the time of the closing of the acquisition of Plaza.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. Because there is no trading market in our common stock as of the date of this prospectus, the selling stockholders intend to sell any shares in the public market at prices ranging from $1.00 to $2.00 per share until a public market develops for the common stock. Once a public market develops for the common stock, the selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. Subject to the foregoing, the selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus.

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable: law.

The selling stockholders may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

A selling stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrant owned by them and, if the selling stockholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In the event of a transfer by a selling stockholder of the warrants or the common stock other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may be required to amend or supplement this prospectus in order to name the transferee as a selling stockholder.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling stockholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus. To our knowledge, none of the selling stockholders have an agreement or understanding with any broker-dealer with respect to the sale of their shares except as set forth below.

One of the selling stockholders, San Juan Holdings, is an affiliate of RD Capital Group, a broker-dealer, and may sell shares through RD Capital Group. Two other stockholders are employees, but not affiliates of broker-dealers. Selling stockholders who are broker-dealers or affiliates of broker-dealers will be deemed underwriters in connection with their sales.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

MARKET FOR COMMON STOCK AND STOCKHOLDER MATTERS

There is no market for our common stock.

As of June 30, 2006, we had approximately 80 stockholders of record. At that date, we had 18,315,001 shares of common stock outstanding, of which 16,013,201 shares were held by the selling stockholders for sale pursuant to this prospectus, 1,150,000 were held by Elizabeth Plaza, and 600,000 shares were held by San Juan Holdings. Of the remaining 551,800 shares of common stock, 487,600 shares are subject to an escrow agreement and cannot be released from escrow until the earlier of September 1, 2007 or the date on which the closing price of a share of our common stock is at least $.50 for ten consecutive trading days on the OTC Bulletin Board, the Nasdaq Stock Market or the American or New York Stock Exchange. The remaining 64,200 shares of common stock were eligible for sale pursuant to Rule 144.

In addition to the warrants held by the selling stockholders, warrants to purchase 5,539,892 shares of common stock were outstanding as of June 30, 2006. The holders of all of such warrants have registration rights with respect to the underlying shares of common stock. We intend to register the 2,500,000 shares issuable pursuant to the 2006 long-term incentive plan on a Form S-8.

Prior to the reverse acquisition, we were taxed as an N Corporation under the Puerto Rico Internal Revenue Code, which is similar to that of an S Corporation under the Internal Revenue Code. As a result, all of our income was taxed to our then sole stockholder, Elizabeth Plaza. We made distributions to Ms. Plaza of approximately $834,000 during the six months ended April 30, 2006, approximately $8.0 million during the year ended October 31, 2005 and approximately $5.1 million during the year ended October 31, 2004. Other than the distributions to Ms. Plaza which were made during the period that we were an N Corporation, we did not pay dividends on our common stock. We plan to retain future earnings, if any, for use in our business. We do not anticipate paying dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which our securities may be issued as of April 30, 2006.

(I) Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price per share of outstanding options and warrants	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,687,500	$.7344	812,500
Equity compensation plans not approved by security holders	3,939,892	$.3065	16,500

The securities issuable pursuant to the equity plan that was approved by stockholders is the 2005 long-term incentive plan, which was approved by stockholders in April 2006.

The equity compensation plans not approved by security holders are (i) warrants to purchase 1,439,892 which were issued to brokers in connection with the January 2006 private placement, (ii) warrants to purchase 2,500,000 shares of common stock issued to San Juan Holdings for services relating to the acquisition of Plaza, and (iii) approximately 16,500 shares of common stock issuable to employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ from results discussed in the forward-looking statements, see “Forward Looking Statements.”

As a result of the reverse acquisition that closed on January 25, 2006, Plaza is treated as the accounting acquirer and the results of operations for periods prior to January 25, 2006 reflect only the operations of Plaza.

Overview

We are a validation and compliance consulting service firm in Puerto Rico. The validation and compliance consulting service market in Puerto Rico consists of local validation and compliance consulting firms, United States dedicated validation and compliance consulting firms and large publicly traded and private domestic and foreign engineering and consulting firms. We provide a broad range of compliance and validation consulting services. We have been successful in utilizing our favorable market reputation to secure contracts with many major drug manufacturers throughout Puerto Rico. We market our services to pharmaceutical, chemical, biotechnology and medical devices and allied products companies in Puerto Rico, the United States and Europe through their Puerto Rico operations. Our staff includes more than 140 experienced engineering and life science professionals, and includes former quality assurance managers or directors, and experienced and well-trained professionals with masters and doctorates in health sciences and engineering.

Our revenue is derived from time and materials contracts (representing approximately 90% of total revenues), where the clients are charged for the time, materials and expenses incurred on a particular project, and to a lesser extent (approximately 10% of total revenues) from fixed-fee contracts or from “not to exceed” contracts, which are generally short-term contracts, in which the value of the contract to us cannot exceed a stated amount. For time and materials contracts, our revenue is principally a function of the number of its compliance and validation professional employees and the volume of hours billed per professional. To the extent that our revenue is based on fixed-fee or “not to exceed” contracts, our ability to operate profitably is dependent upon our ability to estimate accurately the costs that we will incur on a project and to the management and monitoring of the project progress. If we underestimate our costs on any contract, we would sustain a loss on the contract.

We believe the most significant factors to achieving future business growth are our ability to (a) continue to provide quality value-added validation and compliance services to our clients in the Puerto Rico marketplace; (b) recruit and retain highly educated and experienced validation and compliance professionals; (c) further expand our products and services to address the expanding compliance needs of the its clients; and (d) expand our market presence into the United States, Latin America and Europe in order to respond to the international validation and compliance demands of our clients.

Our business has been dependent upon a small number of clients. During the six months ended April 30, 2006 and the years ended October 31, 2005 and 2004, a very small number of clients accounted for a disproportionately large percentage of our revenue. For the six months ended April 30, 2006, three customers accounted for approximately 64.9% of revenue. For the year ended October 31, 2005, two of these three customers accounted for approximately 62.2% of revenue, and for the year ended October 31, 2004, these two customers accounted for approximately 64.9% of revenue. The loss of or significant reduction in the scope of work performed for any major customer could impair our ability to operate profitably. In particular, we had a contract with our largest customer which expired on December 31, 2005. Although this contract was divided in a number of smaller contracts and extended with termination dates varying through December 2006, the level of business has significantly declined from the prior year. In June 2006, this customer announced the closing of one of its two facilities located in Puerto Rico and a reduction of staff in the second facility. The revenues from this major customer were as follows:

Period	Operating facility	Closed facility	Total
Six-month period April 30, 2006	$634,221	$1,462,923	$2,097,144
Year ended October 31, 2005	2,210,444	5,312,190	7,522,634
Year ended October 31, 2004	1,100,869	6,974,196	8,075,065

On January 9, 2006, we acquired, for $300,000, from the individual who was our executive vice president and chief operating officer during February and March 2006, certain assets of Integrated Validation Service, a United States-based business that performs consulting services for the pharmaceutical and biotech industries. These assets include a client list and the validation compliance service business that was operated by that individual. The purchase price was paid in three installments, each in the amount of $100,000. We also hired nine former employees of the business. This acquisition was made pursuant to our strategy to expand our operations beyond Puerto Rico and Puerto Rico businesses with a view to lessening our dependence upon a small number of Puerto Rico pharmaceutical companies. Revenues from these operations for the six months ended April 30, 2006 were approximately $358,000. We cannot give assurance that any significant revenues will be derived from these operations.

The principal components of our costs of revenue are employee compensation (salaries, wages, taxes and benefits) and expenses relating to the performance of the services. We face increasing labor costs which we seek to pass on to our customers through increases in our rates. However, there is often a delay between the increase in our costs and the increases in our billing rate, which may result in a reduced gross margin during that period. Although we have has been successful in the past in being able to increase our billing rates to reflect our increased labor costs, we cannot give any assurance that we will continue to be able to do so.

On January 25, 2006, we acquired Plaza in a transaction which is accounted for as a reverse acquisition, with Plaza being deemed the accounting acquirer. Pursuant to the acquisition agreement, we paid Elizabeth Plaza, the sole stockholder of Plaza, $10,000,000 plus 1,150,000 shares of our common stock. In addition, Ms. Plaza will receive three payments, each in the amount of $2,750,000, payable on January 25, 2007, 2008 and 2009. The first payment, net of imputed interest, is a current liability at April 30, 2006, and, together with the costs incurred by Pharma-Bio in connection with the acquisition of Plaza and the additional cash payment due Ms. Plaza, is a significant factor in the reduction in the Company's working capital at April 30, 2006, as discussed under "Liquidity and Capital Resources."

As a condition to closing, Plaza was required to have a net tangible book value of not less than $5,500,000, of which at least $2,000,000 was in cash, as of November 30, 2005, with the excess to be paid to Ms. Plaza, the selling stockholder. As a result, we owed Ms. Plaza an additional $88,161 pursuant to this provision.

The agreement relating to the acquisition of Plaza also provides that we, rather than Ms. Plaza, are responsible for the income tax from December 1, 2005 through the closing date, which was January 25, 2006. Because of the status of Plaza as an N Corporation under the Puerto Rico Internal Revenue Code, Plaza’s net income from December 1, 2005 to January 24, 2006 is taxed to Ms. Plaza. The income tax payable by Ms. Plaza for Plaza’s taxable income for said period amounts to $125,227. On June 15, 2005, we paid Ms. Plaza the $88,161 payable described in the preceding paragraph and the $125,227 tax reimbursement. Both of these payments are treated as additional payments on account of the purchase price of Ms. Plaza’s stock.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. We believe the following are the critical accounting policies that impact the financial statements, some of which are based on management’s best estimates available at the time of preparation. Actual experience may differ from these estimates.

Cash and cash equivalents - For purposes of the statements of cash flows, cash and cash equivalents include liquid investments with original maturities of three months or less.

Revenue Recognition - We recognize revenues when services are rendered to our clients for time and materials contracts. In the case of fixed-fee or “not to exceed” contracts, which are generally short-term contracts, revenue is recognized based on the percentage that the services rendered bears to the estimated services to be performed over the contract.

Bad Debt - Bad debts are accounted for using the direct write-off method whereby an expense is recognized only when a specific account is determined to be uncollectible. The effect of using this method approximates that of the allowance method.

Property and Equipment -- Property and equipment is stated at cost. Depreciation is provided using the straight-line basis over the estimated useful lives of the assets. Major renewals and betterments that extend the life of the assets are capitalized, while expenditures for repairs and maintenance are expensed when incurred.

Income Taxes -- We elected from our inception until January 25, 2006, to be covered under the provisions of Subchapter N of Subtitle A of the Puerto Rico Internal Revenue Code (the “Puerto Rico Code”), which is similar to Subchapter S of the Internal Revenue Code in that we pay no income taxes since the taxable income is taxed to our stockholder. Under the provisions of the Puerto Rico Code, we pay the Puerto Rico Secretary of Treasury, on behalf of its stockholder, an amount equal to 33% of our taxable income. These payments, and any income tax withheld, are included in the amount of distributions to stockholder in our financial statements.

Commencing with the acquisition of Plaza on January 25, 2006, we will be tax based on our taxable income under the applicable provisions of the Puerto Rico Code and the Internal Revenue Code. The financial statements for the six months ended April 30, 2006 reflect a provision for income taxes based on the applicable provisions of the Puerto Rico Code, since the income was earned in Puerto Rico, and, pursuant to the Puerto Rico Code, we did not pay income tax for periods prior to January 25, 2006.

Concentration of credit risk -- Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash deposits and trade accounts receivable. We maintain our bank account in a high quality financial institution. While we attempt to limit any financial exposure, our deposit balances frequently exceed federally insured limits; however, no losses have been experienced on this account.

Our revenues are concentrated in the pharmaceutical industry in Puerto Rico. Approximately $4.7 million, or 64.9%, of the revenues in the six months ended April 30, 2006 were generated by three customers. The same customers had an outstanding balance at April 30, 2006 representing 71.8% of the total receivables. Approximately $10.8 million, or 62.2% of revenue, for the year ended October 31, 2005 and $11.0 million, or 64.9% of the revenues, in year ended October 31, 2004, was generated by two of these customers. These two customers had outstanding balances at October 31, 2005 and 2004 representing 63% and 60% of the total receivables, respectively. We assess the financial strength of our clients and, as a consequence, believe that our trade accounts receivable credit risk exposure is limited.

Retirement Plan -- We adopted a qualified profit sharing plan in January 2002 (amended on November 30, 2003) in accordance with the applicable provisions of the Puerto Rico Code, for employees who meet certain age and service period requirements. We make contributions to this plan as required by the provisions of the plan document, amounting to $21,805 for the six months ended April 30, 2006, $35,908 for the year ended October 31, 2005 and $29,467 for the year ended October 31, 2005.

Stock Option Plan --During the year ended October 31, 2004, we granted stock options with an exercise price equal to the book value of the common stock as of October 31, 2003, which we deemed to be the fair value of our common stock. The options expired ten years from the date of grant and generally vested over a three-year period. In connection with our acquisition of Plaza, these options were cancelled and we granted the option holders options to purchase an aggregate of 776,186 shares of common stock in respect of the cancelled options and we issued options to purchase an additional 623,814 shares of common stock to employees of Plaza, including those whose options were cancelled. In addition, options to purchase 75,000 shares of common stock were granted to our directors pursuant to a provision of the plan that provided for the automatic grant of an option to purchase 25,000 shares upon the initial election of an independent director. All of our outstanding options have an exercise price of $.7344, a term of five years and are exercisable in installments.

Fair value of financial instruments - The carrying value of our financial instruments (excluding obligations under capital leases): cash, accounts receivable, accounts payable and accrued liabilities, are considered reasonable estimates of fair value due to the short period to maturity. We believe, based on current rates, that the fair value of its obligations under capital leases approximates the carrying amount.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143 “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FASB Statement No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset obligation. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We do not expect that the application of this standard will have any effect on our results of operations or financial condition.

In December 2004, the FASB issued FASB Statement No. 153 “Exchanges of Non-Monetary Transactions - an amendment of APB Opinion No. 29.” The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions,” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect that the adoption of FASB Statement No. 153 will have a material impact on our results of operations and financial position.

In December 2004, the FASB issued a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation.” This Statement, No. 123R, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guide. This Statement establishes standards for the accounting for transactions in which an entity exchanges instruments for goods and services. It also addresses transactions in which an entity incurs in liabilities in exchange of goods and services that are based on the fair value of the entity’s equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employees services in share-based payment transactions. We are required to comply with Statement 123R beginning with the first interim or annual reporting period of the first fiscal year that begins after December 15, 2005. As a result of the implementation of Statement 123R, the grant of options will be treated as compensation based on the value of the option, which will increase our selling, general and administrative expenses.

In May 2005, the FASB issued FASB Statement No. 154 “Accounting for Changes and Errors Corrections.” This Statement replaces APB Opinion No. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When its is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retroactive application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. We do not expect that the adoption of FASB Statement No. 154 will have a material impact on our results of operations and financial position.

Results of Operations

The following table sets forth our statements of operations for the six months ended April 30, 2006 and 2005 and the years ended October 31, 2005 and 2005, in dollars (dollars in thousands) and as a percentage of revenue:

	Six Months Ended April 30,				Year Ended October 31,
	2006		2005		2005		2004
Revenue	$7,209	100.0%	$9,760	100.0%	$17,413	100.0%	$16,930	100.0%
Cost of revenue	4,266	59.2%	5,115	52.4%	9,401	54.0%	9,362	55.3%
Gross profit	2,943	40.8%	4,645	47.6%	8,012	46.0%	7,568	44.7%
Selling, general and administrative costs	1,065	14.8%	919	9.4%	1,530	8.8%	1,775	10.5%
Depreciation and amortization	89	1.2%	36	0.4%	90	0.5%	50	0.3%
Income before income taxes	1,789	24.8%	3,690	37.8%	6,390	36.7%	5,743	33.9%
Provision for income taxes[1]	420	5.8%	--	--	--	--	--	--
Net income[1]	1,369	19.0%	3,690	37.8%	6,390	36.7%	5,743	33.9%

(1)
We were treated as an N Corporation under the Puerto Rico Internal Revenue Code, which is similar to an S Corporation under the Internal Revenue Code, prior to the reverse acquisition. Under the Puerto Rico Internal Revenue Code, if we were not an N Corporation during the six months ended April 30, 2006 and 2005 or the fiscal years ended October 31, 2005 and 2004, our income before income taxes would have been taxed at rates ranging from 39% to 41.5%. The following table shows the income before income taxes, pro forma income taxes and pro forma net income for these periods in dollars (dollars in thousands) and as a percentage of revenue:

	Six Months Ended April 30,				Year Ended October 31,
	2006		2005		2005		2004
Income before income taxes	$1,789	24.8%	$3,690	37.8%	$6,390	36.7%	$5,743	33.9%
Pro forma provision for income taxes	778	10.8%	1,439	14.8%	2,492	14.3%	2,240	13.2%
Pro forma net income	1,011	14.0%	2,251	23.0%	3,898	22.4%	3,503	20.7%

Six Months Ended April 30, 2006 and 2005

Revenues. Revenues for the six months ended April 30, 2006 were $7.2 million, a decrease of $2.6 million, or 26%, from the revenue of $9.8 million in the comparable six-month period of the prior year. The decrease reflected a decline in revenue of $3.2 million from our two largest customers, following completion of contract with these customers. The decrease in revenue from these two customers was partially offset by an increase of $1.7 million from a customer that generated nominal revenue in the six-month period ended April 30, 2005. One of these customers has announced that it is significantly reducing the scope of its operations by closing one of its two facilities in Puerto Rico and reducing personnel at the second. In addition, we received no revenue during the six months ended April 30, 2006 from a customer that generated approximately $700,000 during the comparable period of 2005. This former customer claimed that our service rates were high; however, we are bidding on a new contract for this company.

Cost of Revenues; Gross Margin. Our gross margin decreased from 48% to 41% during the six months ended April 30, 2006 as compared to the six months ended April 30, 2005. The reduction of gross margin was attributable to increased labor costs, which is the main component of our cost of revenues. Although we try to pass on the increased costs, we are not always able to do so in a timely manner, and there are often delays between the time we incur increased labor costs and the time we are able to increases our charges to customers. The increased labor costs are the result of the limited supply of available, qualified professionals and the constant demand for such persons from competing consulting firms and their customers.

Total Expenses. Total expenses were approximately $1.1 million during the six months ended April 30, 2006, an increase of approximately $199,000, or 20.8%, from the comparable period of the prior year. The increase in total expenses for the six month period was the result of approximately $121,000 of non-recurring transaction expenses associated with legal and related expenses associated with SEC filings, and approximately $127,000 of imputed interest expense recognized in connection with the long-term obligations to Ms. Plaza which originated as a result of the acquisition of Plaza. The increase that resulted from the non-recurring transaction expenses and the imputed interest was partially offset by economy in certain expenses, such as travel, and repairs and maintenance.

Provision for Income Taxes. The increase in the provision for income tax results from a change in our tax status. We became a regular corporation taxpayer effective January 25, 2006. Prior to that, we were covered under the provisions of Subchapter N of Subtitle A of the Puerto Rico Internal Revenue Code which are similar to Subchapter S of the Internal Revenue Code in that our taxable income was taxed to the stockholders. The statutory tax rate in Puerto Rico is 39% or 41.5%, depending on the period.

Net Income. As a result of our decline in revenues, combined with a lower gross margin resulting from the increase in labor costs, the increase in selling, general and administrative expenses, and the change of our tax status, our net income for the six-month period ended on April 30, 2006 decreased to approximately $1.4 million, or $0.53 per share (basic) and $0.10 per share (diluted), a decline of approximately $2.3 million, or 63%, from $3.7 million net income, or $2.11 per share (basic) and $0.91 per share (diluted), for the six-month period ended April 30, 2005.

Years Ended October 31, 2005 and 2004

Revenues. Revenues for 2005 were $17.4 million, an increase of $500,000, or 2.8%, compared to 2004 revenues. The increase in revenue is attributable to continued demand from existing customers and business from new customers.

Cost of Revenues; Gross Margin. Cost of revenues was $9.4 million in 2005, an increase of $38,941, or 0.4%, from 2004. Our gross profit and gross margin increased to $8.0 million and 46.0% for 2005 from $7.6 million and 44.7% in 2004. The increase in our gross margin is attributable to better management and negotiation with respect to our fixed-rate service contracts and the more efficient utilization of our professional staff.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses were $1.5 million in 2005, a decrease of $243,773, or 13.7%, from 2004. The decrease in these expenses was due to a reduction in our administrative staff in 2004, which affected the results of our operations in 2005, and efficiencies in our corporate and administrative management, including a reduction in turnover.

Net Income. As a result of foregoing, our net income increased to $6.4 million, or $3.65 per share (basic) and $1.58 per share (diluted), for the year ended October 31, 2005, as compared with net income of $5.7 million, or $3.28 per share (basic) and $1.42 per share (diluted) for the year ended October 31, 2004. During the years ended October 31, 2005 and 2004, we were taxed as an N Corporation under the Puerto Rico Internal Revenue Code, which is similar to the treatment of an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for income tax for either period.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including planned capital expenditures. At April 30, 2006, we had had working capital of approximately $3.8 million, a decrease of approximately $2.1 million from the working capital at October 31, 2005 of approximately $5.8 million. Although we generated approximately $1.3 million from operations during the six months ended April 30, 2006, this increase was offset by the current obligation of approximately $2.8 million payable to Elizabeth Plaza in connection with the acquisition of Plaza. We also have long-term obligations to Ms. Plaza for the payments of $2.75 million due in each of January 2008 and 2009. We raised gross proceeds of $11.75 million from the sale of series A preferred stock and warrants, and used $10 million to pay Ms. Plaza the cash portion of the purchase price of the Plaza stock and most of the balance to pay offering expenses and closing expenses.

Pursuant to the merger agreement we were required to pay Ms. Plaza the amount by which our tangible net worth exceeded $5.5 million at November 30, 2005. Pursuant to this provision, we paid Ms. Plaza $88,161 on June 15, 2006. Prior to the closing under the merger agreement, we were taxed as an N Corporation under the Puerto Rico Internal Revenue Code, which, like an S Corporation under the Internal Revenue Code, provides that the corporation is not subject to corporate income tax and income is taxed to the stockholders. Ms. Plaza, as sole stockholder, was taxed on our income during the period from December 1, 2005 to January 24, 2006, and the merger agreement required us to reimburse Ms. Plaza for the amount of the tax. This amount was $125,227, which was paid on June 15, 2006.

For the six months ended April 30, 2006 and the year ended October 31, 2005, we made distributions of approximately $834,000 and approximately $8.0 million, respectively, to or on behalf of Elizabeth Plaza. These amounts include cash distributions ($750,000 for the six months ended April 30, 2006 and $7.3 million for the year ended October 31, 2005) and income tax withheld by clients which was treated as a payment of taxes on behalf of Ms. Plaza and used as a credit by Ms. Plaza on her income taxes ($85,000 for the six months ended April 30, 2006 and $649,000 for the year ended October 31, 2005).

Our primary cash needs consist of payment of compensation to its professional employees, overhead expenses and payments due to Ms. Plaza pursuant to the terms of the acquisition of Plaza. We have a line of credit of $250,000, which, until July 2006, was secured by the personal guarantee of our chief executive officer who, at the time the credit line was established, was Plaza’s sole stockholder. In July 2006, the bank released Ms. Plaza from her guarantee. This line of credit bears interest at 2.00% over the prime rate and was unused at April 30, 2006.

Management believes that based on current levels of operations and anticipated growth, cash flows from operations, high quality customer receivables will be sufficient to fund anticipated expenses and satisfy other possible long-term contractual commitments, including our obligations to pay Ms. Plaza $2.75 million in January 2007 pursuant to the agreement relating to the acquisition of Plaza, for the next twelve months.

While uncertainties relating to competition, the industries and geographical regions served by us and other regulatory matters exist within the consulting services industry, management is not aware of any trends or events likely to have a material adverse effect on liquidity or its financial statements. However, as stated above, our largest client has significantly reduced the scope of its operations in Puerto Rico and other companies in the industries which we serve may take similar actions. To the extent that these factors result in a continued decline in our revenue, our liquidity may be affected if we are not able to expand our potential customer base both in and outside of Puerto Rico.

BUSINESS

We are a Puerto Rico-based company established in 1997 to offer consulting services to the pharmaceutical, biotechnology and chemical manufacturing industries. We were founded by Elizabeth Plaza after many years of hands on experience in technical services, process validation programs, cleaning procedures, validation, product and process transfers, process optimization, and quality and regulatory compliance programs. We have successfully grown our business operation by providing quality, value-added consulting services to the major pharmaceutical manufacturing companies located throughout the island of Puerto Rico. To a lesser extent, we also provide consulting services to Puerto Rico companies operating in the United States and in Europe. We have a team of more than 140 qualified professionals with in-depth experience, and we have been designated as a preferred supplier by our major clients.

Our mission is to provide high quality services to the pharmaceutical, biotech, medical device and related industries to maintain or improve their quality standards and competitive value.  A drug is considered to be adulterated if the method used in, or the facilities or controls used for, its manufacture, processing, packing or holding do not conform to or are not operated or administered in conformity with current good manufacturing practice of the Food and Drug Administration (“FDA”). These practice are designed to assure that the drug meets the requirements the regulations as to safety and meets the quality, strength and purity characteristics which the manufacturer claims. We assist our clients in complying with the government regulations by offering a full range of consulting services in the areas relating to compliance with the regulations.  In addition, we provide resources to support the introduction of new pharmaceutical products, environmental safety and occupational health, project management, training services and computer systems.  When the FDA finds that company is not in compliance with these practices, it may issue a list of observations, warning letter or require the company to enter into a consent decree by which the company agrees to take steps to correct its failure.  A company may be required to hire additional personnel or engage a non-affiliated third party to monitor its compliance with the consent decree.  The failure of the company to comply with good manufacturing practices, correct matters set forth in a warning letter or comply with the terms of a consent decree could result in penalties.  We provide experienced resources to assist our clients in complying with these requirements and meeting their compliance commitments with the FDA.

Our highly-trained and experienced engineering and life science professionals include former FDA investigators, former quality assurance managers or directors, and experienced and well-trained professionals with masters and doctorates in health sciences and engineering. Its professional staff is committed to our objective to provide a flexible, common sense and cost effective approach to meet our client’s needs, strategies and budget objectives.

We have established quality systems for our employees which include:

•	Training Programs - including a Current Good Manufacturing Practices exam prior to recruitment and quarterly refreshers;

•
Recruitment Full Training Program - including employee manual, dress code, time sheets and good projects management and control procedures, job descriptions, and firm operating and administration procedures;

•	Safety Program - including OSHA and health (medical surveillance, certificate of good health, drug screening, background checks including conduct certificates, alcohol and smoke free policy);

•	Code of Ethics - A code of ethics and business conduct is used and enforced as one of the most significant company controls on personal ethics.

In addition, we have implemented procedures to respond to client complaints and customer satisfaction survey procedures. As part of our employee performance appraisal annual process, our clients receive an evaluation form for employee project performance feedback.

In January 2006, we acquired certain assets for a purchase price of $300,000, from Mr. Mark Fazio. The acquired assets include a client list and a validation compliance service business. The purchase price was paid in three installments of $100,000. We have also hired nine former employees of the business.

Business Strategy and Objectives

We have a well-established and consistent relationship with the major pharmaceutical, biotechnology and chemical manufacturing companies in Puerto Rico. Our business strategy is based on a commitment to provide premium quality and professional consulting services and reliable customer service to our customer base. Our business strategy and objectives are as follows:

•
Continue growth in consulting services in each technical service, quality assurance, regulatory compliance, validation, engineering, safety and environmental and manufacturing departments by achieving greater market penetration from our marketing and sales efforts;

•	Continue to enhance our technical consulting services through an increase in professional staff through internal growth and acquisitions that provides the best solutions to our customers’ needs;

•	Motivate our professionals and support staff by implementing a compensation program which includes both individual performance and overall company performance as elements of compensation;

•	Create a pleasant corporate culture and emphasize operational safety and timely service;

•	Continue to maintain our reputation as a trustworthy and highly ethical partner; and

•	Efficiently manage our operating and financial costs and expenses.

Technical Consulting Services

We have established a reputation as a premier technical consulting services firm to the pharmaceutical, biotechnology and chemical manufacturing industries in Puerto Rico. These services include regulatory compliance, validation, technology transfer, engineering, safety and environmental, training, project management and process support. We have approximately 14 clients that are among the largest pharmaceutical, chemical manufacturing and biotechnology companies in Puerto Rico. We attend exhibitions, conferences, conventions and seminars as either exhibitors, sponsors or conference speakers.

Marketing

We conduct our marketing activities primarily within the local Puerto Rico marketplace. We actively utilizes our project managers and leaders who are currently managing consulting service contracts at various client locations to also market consulting services to their existing and past client relationships. Our senior management is also actively involved in the marketing process, especially in marketing to major accounts. Our senior management and staff also concentrate on developing new business opportunities and focus on the larger customer accounts (by number of professionals or dollar volume) and responding to prospective customers’ requests for proposals.

Principal Customers

Three customers accounted for 10% or more of our revenue during the six months ended April 30, 2006, two of which also accounted for more than 10% of our revenue during the six months ended April 30, 2005 and the years ended October 31, 2005 and 2004. The following table sets forth information as to revenue and percentage of revenue for these periods (dollars in thousands) for our principal clients, all of which are major pharmaceutical companies:

	Six Months Ended April 30,		Year Ended October 31,
Customer	2006	2005	2005	2004
Customer A	$2,097 (29.1%)	$4,259 (43.6%)	$7,523 (43.2%)	$8,075 (47.7%)
Customer B	783 (10.9%)	1,862 (19.1%)	3,312 (19.0%)	2,911 (17.2%)
Customer C	1,796 (24.9%)	7 (0.1%)	637 (3.7%)	118 (0.7%)

Competition

We are engaged in a highly competitive and fragmented industry. Some of our competitors are, on an overall basis, larger than we or are subsidiaries of larger companies, and therefore may possess greater resources than we. Furthermore, because the technical professional aspects of our business do not usually require large amounts of capital, there is relative ease of market entry for a new entrant possessing acceptable professional qualifications. Accordingly, we compete with regional, national, and international firms. Within the Puerto Rico marketplace, certain competitors, including local competitors, may possess greater resources than we do as well as better access to clients and potential clients.

Our competitors for validation and compliance consulting services consist of large public and private companies such as Fluor Corporation, Foster Wheeler Corp., Siemens, Skanska Pharmaceutical, and Washington Group International, as well as smaller validation companies located in Puerto Rico and mainland United States.  Although we are the largest consulting firm in Puerto Rico, as measured by number of professionals dedicated to providing validation and compliance consulting services in Puerto Rico, these companies, which offer consulting services similar to those we offer, have significantly more resources than we have and may have relationships with pharmaceutical, biotechnology and chemical manufacturing companies in the United State or in other parts of the world.

Competition for validation and consulting services is based primarily on reputation, track record, experience, quality of service and price. We believe that we enjoy significant competitive advantages over other consulting service firms because of our historical market share within Puerto Rico, brand name, reputation and track record with many of the major pharmaceutical, biotechnology and chemical manufacturing companies in Puerto Rico.

Because of recent consolidations in the pharmaceutical consulting business in Puerto Rico, we are faced with an increasing number of larger companies that offer a wider range of services than we and which also have better access to capital. We believe that larger and better-capitalized competitors have enhanced abilities to compete for both clients and skilled professionals. In addition, one or more of our competitors may develop and implement methodologies that result in affecting their, and thus, potentially, our profit.

The market of qualified and/or experienced professionals that are capable of providing technical consulting services is very competitive and consists primarily of our competitors as well as companies in the pharmaceutical, chemical, biotechnology and medical devices industries who are our clients and potential clients. In seeking qualified personnel we market our name recognition in the Puerto Rico market, our reputation with our client, salary and benefits, quality training and a low turnover of professional employees.

Intellectual Property Rights

We have no proprietary software or products. We rely on non-disclosure agreements with our employees to protect the proprietary software and other proprietary information of our clients. Any unauthorized use or disclosure of this information could harm our business.

Personnel

We currently employ twelve administrative and technical staff employees and approximately 140 technical consultants who provide consulting services to several of our clients. Most of our technical consultants are employees, although we do engage independent consultants on a contract basis. In general, when we hire independent consultants, it is for specific projects where we do not expect to require their services on a long-term basis. We may replace the independent consultants with our own employees or hire them if we see a longer term requirement. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Property

In November 2004, we entered into a three-year lease with Plaza Professional Center, Inc., a company controlled by Elizabeth Plaza, for facilities used as our main offices. The rent is $38,400 per annum.

We also lease office space in Hilltown, Pennsylvania pursuant to a month-to-month lease at a monthly rental of $2,750. The lease was cancelled effective July 31, 2006. In June 2006, we entered into a new lease agreement for new office facilities in Hilltown, Pennsylvania, at a monthly rental of $1,000. The lease term of the new lease agreement expires on July 31, 2007, but the agreement may be terminated earlier by giving a prior 90 days written notice. The new lease agreement may be renewed for an additional term of three years at monthly rental of $1,050 during the first year, $1,100 during the second year, and $1,150 during the third year of the lease renewal term.

We believe that our present facilities are adequate to meet our needs and that, if we require additional space, it is available on commercially reasonable terms.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Position
Elizabeth Plaza	42	President, chairman of the board and director
Nélida Plaza	38	Vice president and secretary
Manuel O. Morera	50	Chief financial officer and vice president - finance and administration
Dov Perlysky	43	Director
Kirk Michel[1]	50	Director
Howard Spindel[1]	60	Director
Irving Wiesen[1]	51	Director

1	Member of the audit and compensation committee

Elizabeth Plaza has been president and sole director of Plaza since 1997, and she has been our president and chief executive officer since January 25, 2006. Ms. Plaza holds a B.S. in Pharmaceutical Sciences, magna cum laude, from the School of Pharmacy of the University of Puerto Rico. She was the 2003 recipient of Ernst & Young’s Entrepreneur of the Year Award in Health Science, a 40 under 40 Caribbean Business Award recipient in 2002 and the 2003 recipient of the Puerto Rico Powerful Business Women Award. Ms. Plaza is a registered Pharmacist.

Nélida Plaza has been vice president of operations of Plaza since January 2004 and has been our vice president and secretary since January 25, 2006. In July 2000, Ms. Plaza joined Plaza as a project management consultant. Prior thereto, she was a unit operations leader and safety manager at E.I. Dupont De Nemours where she was involved with the development, support and audit of environmental, safety and occupational health programs. Ms. Plaza holds a M.S. in Environmental Management from the University of Houston in Clear Lake and a B.S. in Chemical Engineering from the University of Puerto Rico.

Manuel O. Morera has been our chief financial officer and vice president - finance and administration since April 2006, and was working for us on a part-time basis since March 24, 2006. Mr. Morera is a certified public accountant. From 1997 until April 2006, Mr. Morera was in private practice as an accountant, tax and business counselor. From 1983 until 1997, Mr. Morera was a senior auditor, audit supervisor, manager and senior manager with the accounting firm of Horwath Velez PSC, formerly Laventhol and Horwath Co. Mr. Morera is a cum laude graduate in business administration (accounting) from the University of Puerto Rico.

Dov Perlysky has been our president and a director since 2004 and has been the managing member of Nesher, LLC a private investment firm since 2000. On January 25, 2006, in connection with the reverse acquisition, Mr. Perlysky resigned as president and became a consultant to us. From 1998 until 2002, Mr. Perlysky was a vice president in the private client group of Laidlaw Global Securities, a registered broker-dealer. He received his B.S. in Mathematics and Computer Science from the University of Illinois in 1985 and a Masters in Management from the JL Kellogg Graduate School of Northwestern University in 1991. Mr. Perlysky is a director of Engex, Inc., a closed-end mutual fund.

Kirk Michel, a director since January 25, 2006, has been a managing director of KEMA Advisors, Inc., a boutique financial advisory firm located in Hillsborough, North Carolina since 2002. KEMA Advisors provides financial advisory services to middle market companies and governmental agencies. From 1995 to 2002, Mr. Michel was the co-founder and a managing director of Bahia Group Holdings, LLC which provided corporate finance, public finance and merger and acquisition services to middle market companies and governmental agencies. Mr. Michel holds a M.B.A. degree from the Columbia University Graduate School of Business and a B.A. in Economics from Northwestern University.

Howard Spindel, a director since January 25, 2006, has been a consultant with Integrated Management Solutions, a securities industry consulting and recruitment firm which he founded, since 1985. In this capacity, he has also acted as a financial and operations principal, general securities principal, registered representative and options principal for several broker-dealers during this period. He is also a director of Engex, Inc., a closed-end mutual fund. Mr. Spindel received a B.S. in accounting from Hunter College.

Irving Wiesen, a director since January 25, 2006, has practiced as an attorney specializing in food and drug law and regulation in the pharmaceutical and medical device industries for more than twenty-five years. For more than the past five years he has been of counsel to the New York law firms, Ullman, Shapiro and Ullman, LLP and Cohen, Tauber, Spievack & Wagner. Prior to that, Mr. Wiesen was a partner in the New York food and drug law firm, Bass & Ullman, and also served as division counsel of Boehringer Ingelheim Pharmaceuticals, Inc. Mr. Wiesen represents pharmaceutical, medical device and biotechnology companies in all aspects of FDA regulation, corporate practice and compliance, litigation and allied commercial transactions. Mr. Wiesen received his J.D. degree from the New York University School of Law and holds an M.A. in English Literature form Columbia University and a B.A., cum laude, from Yeshiva University.

Elizabeth Plaza and Nélida Plaza are sisters. There is no other family relationship among our officers and directors.

Board Committees

The board of directors has two committees, the audit committee and the compensation committee. Kirk Michel, Howard Spindel and Irving Wiesen, each of whom is an independent director, are the members of both committees. Mr. Spindel is the audit committee financial expert.

Executive Compensation

Summary Compensation Table

Prior to the reverse acquisition, we did not pay any compensation to any executive officers. Set forth below is information for Plaza’s chief executive officer and each of its other officers whose compensation exceeded $100,000 for the fiscal year ended October 31, 2005.

Name and Position	Fiscal Year	Salary	Other Compensation
Elizabeth Plaza, president and chief executive officer	2005	—	$281,521
Nélida Plaza, vice president	2005	$84,723	54,688

No bonuses were paid to any of the officers and no stock or other equity compensation was provided to any of the officers during the year ended October 31, 2005.

Other compensation for Elizabeth Plaza represents payment of personal expenses which we paid on behalf of Ms. Plaza, who was, during the year ended October 31, 2005, the sole stockholder of Plaza.

Other compensation for Nélida Plaza includes $25,175 for housing, $11,280 of tuition for her child, $12,034 for reimbursement of her life insurance/savings plan and a $6,000 automobile allowance.

Prior to the reverse acquisition, Plaza was taxed as a Subchapter N corporation under the Puerto Rico tax law, which is similar to treatment as an S Corporation under the Internal Revenue Code. As a result, Elizabeth Plaza was taxed on Plaza’s income. We did not pay Elizabeth Plaza any salary during the year ended October 31, 2005, since we distributed approximately $8.0 million to Ms. Plaza with respect to that year.

As a result of our acquisition of Plaza, Plaza’s status as a Subchapter N corporation terminated on January 25, 2006, the date of our acquisition of Plaza. Ms. Plaza is responsible for any taxes which are payable as a result of the Plaza’s loss of its Subchapter N status under the Puerto Rico tax laws. However, we, and not Ms. Plaza, are responsible for any taxes on the Plaza’s taxable income during the period from the December 1, 2005 to January 24, 2006, which amounted to $125,227, and was paid on June 15, 2006.

Employment Agreements

On January 25, 2006, we entered into employment agreements with Elizabeth Plaza and Nélida Plaza. Our agreement with Elizabeth Plaza provides that Ms. Plaza will serve as our president and chief executive officer for a period of 18 months, for which she will receive a salary at the annual rate of $250,000. For 18 months thereafter, Ms. Plaza will serve as a consultant for which she will receive compensation at the annual rate of $75,000. During the term of her employment, we will also provide Ms. Plaza with an automobile allowance at the annual rate of $24,828, discretionary bonuses and stock options or other equity-based incentives as shall be determined by our compensation committee, except that her bonus shall not be less than 4% nor more than 50% of her salary. If we terminate Ms. Plaza’s employment other than for cause or as a result of her death or disability, we are required to pay Ms. Plaza the balance of her compensation for her employment terms and her consulting term and other benefits, including a pro rata portion of the bonus that would have been paid to her, and her obligations under her non-competition provision terminate. Since the bonus is discretionary, with a minimum bonus of 4% of Ms. Plaza’s salary, unless the compensation committee shall have provided for a greater bonus prior to the termination of Ms. Plaza’s employment without cause, Ms. Plaza would not be entitled to a bonus greater than $10,000, which is 4% of $250,000, the amount of the bonus to be based on the remaining employment term.

Our agreement with Nélida Plaza provides that Ms. Plaza will serve as vice president for a term of three years for which she will receive annual compensation at the annual rate of $150,000. She is also entitled to such bonus compensation as is determined by the compensation committee, not to exceed 50% of her salary. We also agreed to make the lease payments on the automobile she currently leases. Such payments are at the annual rate of approximately $11,600. If we terminate Ms. Plaza’s employment other than for cause or as a result of her death or disability, we are required to pay Ms. Plaza her compensation for the balance of the term and other benefits, including a pro rata portion of the bonus that would have been paid to her, and her obligations under her non-competition provision terminate. Since Ms. Plaza’s employment contract provides for a discretionary bonus, unless the compensation committee shall have provided for a bonus to Ms. Plaza prior to the termination of her employment without cause, Ms. Plaza would not be entitled to any bonus payment.

The employment agreements with both Elizabeth Plaza and Nélida Plaza provide that during the term of the agreement and for two years thereafter, the executive will not, directly or indirectly engage in a competing business or solicit any customer or seek to persuade any customer to reduce the amount of business it does with us or seek to persuade any employee to leave our employ.

We entered into an employment agreement with Mr. Morera pursuant to which we pay Mr. Morera an annual salary of $80,000. The agreement has a one-year term, which we may extend for up to two years. We granted Mr. Morera stock options to purchase 90,000 shares of common stock at the fair market value on the date of grant. Mr. Morera’s employment agreement has a non-competition provision pursuant to which he agrees that during the term of the agreement and for one year thereafter, Mr. Morera will not, directly or indirectly engage in a competing business or solicit any customer or seek to persuade any customer to reduce the amount of business it does with us or seek to persuade any employee to leave our employ.

Consulting Agreement

On January 26, 2006, we entered into a one-year consulting agreement with Dov Perlysky, pursuant to which we agreed to pay Mr. Perlysky a 5% commission on business generated by Mr. Perlysky’s efforts.

2005 Long-Term Incentive Plan

In October 2005, our board of directors adopted, and in April 2006, our stockholders approved, the 2005 Long-Term Incentive Plan, covering 2,500,000 shares of common stock. The 2005 plan provides for the grant of incentive and non-qualified options, stock grants, stock appreciation rights and other equity-based incentives to employees, including officers, and consultants. The 2005 Plan is to be administered by a committee of independent directors. In the absence of a committee, the plan is administered by the board of directors. Independent directors are not eligible for discretionary options. However, each newly elected independent director receives at the time of his or her election, a five-year option to purchase 25,000 shares of common stock at the market price on the date of his or her election. In addition, the plan provides for the annual grant of an option to purchase 5,000 shares of common stock on the first trading day of January in each year, commencing January 2007. The options to directors have a term of five years and become exercisable cumulatively as to 50% of the shares subject to the option six months from the date of grant and, as to the remaining 50%, 18 months from the date of grant. Pursuant to this provision, on January 25, 2006, options to purchase 25,000 shares at $.7344 per share, being the fair market value on the date of grant, were automatically granted to Messrs. Kirk Michel, Howard Spindel and Irving Wiesen.

Options intended to be incentive stock options must be granted at an exercise price per share which is not less than the fair market value of the common stock on the date of grant and may have a term which is not longer than ten years. If the option holder holds 10% of our common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the option cannot exceed five years. As of June 30, 2006, there were options to purchase 1,687,500 shares of common stock at an exercise price of $.7344 per share, including options to purchase 90,000 shares of common stock which we granted to Manuel O. Morera, our chief financial officer.

Option holders do not recognize taxable income upon the grant of either incentive or non-qualified stock options under the Internal Revenue Code of 1986. When employees exercise incentive stock options, they will not recognize taxable income upon exercise of the option, although the difference between the exercise price and the fair market value of the common stock on the date of exercise is included in income for purposes of computing their alternative minimum tax liability, if any. If certain holding period requirements are met, their gain or loss on a subsequent sale of the stock will be taxed at capital gain rates. Generally, long-term capital gains rates will apply to their full gain at the time of the sale of the stock, provided that they do not dispose of the stock made within two years from the date of grant of the option or within one year after your acquisition of such stock, and the option is exercised while they are employed by us or within three months of the termination of their employment or one year in the event of death or disability, as defined in the Internal Revenue Code. Employees who are residents of Puerto Rico are subject to the Puerto Rico Code, which may be different from tax treatment under the Internal Revenue Code.

In general, upon the exercise a non-qualified option, the option holder will recognize ordinary income in an amount equal to the difference between the exercise price of the option and the fair market value of the shares on the date he or she exercises the option. Subject to certain limitations, we may deduct that amount as an expense for federal income tax purposes. In general, when the holders of shares issued on exercise of a nonqualified stock option sell their shares, any profit or loss is short-term or long-term capital gain or loss, depending upon the holding period for the shares and their basis in the shares will be the fair market value on the date of exercise.

PRINCIPAL STOCKHOLDERS

The following table provides information as to shares of common stock beneficially owned as of June 30, 2006 by:

•	each director;
•	each officer named in the summary compensation table;
•	each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and
•	all directors and executive officers as a group.

Name	Shares of Common Stock Beneficially Owned	Percentage
Elizabeth Plaza Sardinera Beach Building, Suite 2 Marginal Costa de Oro Dorado, Puerto Rico 00646	1,150,000	6.3%
Dov Perlysky 445 Central Avenue, Suite 305 Cedarhurst, New York 11516	1,200,000	6.2%
Kirk Michel	523,406	2.8%
Howard Spindel	12,500	*

Name	Shares of Common Stock Beneficially Owned	Percentage
Irving Wiesen	12,500	*
All officers and directors as a group (five individuals owning stock)	2,898,406	14.9%
Venturetek LP 370 Lexington Avenue New York, NY 10017	4,697,990	23.6%
San Juan Holdings, Inc. MCS Plaza, Suite #305 255 Ponce de León Ave. Hato Rey, PR 00917	4,908,443	22.7%
Barron Partners LP 730 Fifth Avenue New York, NY 10019	4,087,251	20.8%
Pentland USA, Inc. 3333 New Hyde Park Road New Hyde Park, NY 11042	1,532,719	8.1%
Fame Associates 111 Broadway New York, NY 10006	1,532,719	8.1%
LDP Family Partnership, LP 2 Lakeside Drive West Lawrence, NY 11559	1,158,839	6.2%

*	Less than 1%.

Except as otherwise indicated each person has the sole power to vote and dispose of all shares of common stock listed opposite his name. Each person is deemed to own beneficially shares of common stock which are issuable upon exercise or conversion of currently convertible securities. Currently convertible securities are warrants or options or convertible securities which are exercisable or convertible within 60 days of June 30, 2006. The beneficial ownership of each person named is determined in accordance with the rules of the Securities and Exchange Commission under the Securities Exchange Act of 1934. Under these rules, a person is deemed to beneficially own the total number of shares of common stock which he or she owns plus the number of shares of common stock which are issuable upon exercise of currently exercisable securities. The percentage ownership of each person is the percentage that the number of shares beneficially owned by that person bears to the sum of (a) the outstanding common stock plus (b) the shares of common stock issuable upon exercise or conversion of those currently convertible securities that are owned by that stockholder.

The shares owned by San Juan Holdings, Inc. include (a) 3,010,600 shares of common stock issuable upon exercise of warrants and (b) 275,724 shares of common stock issuable upon exercise of a warrant held by RD Capital Group, Inc., a broker-dealer and an affiliate of San Juan Holdings.

The shares of common stock beneficially owned by Mr. Michel consist of 12,500 shares of common stock issuable upon exercise of options, 340,706 shares of common stock owned by KEMA Advisors, of which Mr. Michel is managing director, and 163,000 shares issuable upon exercise of warrants held by KEMA Advisors. KEMA Advisors is a selling stockholder.

The shares of common stock beneficially owned by Mr. Perlysky consist of 240,000 shares of common stock owned by Krovim, LLC and 960,000 shares of common stock issuable upon exercise of warrants held by Krovim. Mr. Perlysky is the manager of Nesher, LLC, which is the manager of Krovim. Mr. Perlysky disclaims beneficial interest in the shares owned by Krovim. Shares owned by Mr. Perlysky do not include 772,971 shares owned by LDP Family Partnership or warrants to purchase 386,048 shares of common stock held by LDP Family

Partnership. Mr. Perlysky’s wife is general partner of LDP Family Partnership and Mr. Perlysky disclaims beneficial ownership in the securities owned by it.

The shares of common stock owned by each of Mr. Spindel and Mr. Wiesen represent shares issuable upon exercise of options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 25, 2006, we acquired Plaza from Elizabeth Plaza, as the sole stockholder of Plaza. At the closing, we paid Ms. Plaza $10,000,000 and issued to Ms. Plaza 1,150,000 shares of common stock. In addition, we will pay Ms. Plaza three payments, each in the amount of $2,750,000, on January 25, 2007, 2008 and 2009. As a condition to closing, Plaza was required to have a net tangible book value of not less than $5,500,000, of which at least $2,000,000 was to be in cash, as of November 30, 2005, with the excess to be paid to Ms. Plaza. The amount due to Ms. Plaza under this provision was $88,161 and was paid on June 15, 2006. Pursuant to the merger agreement, we were required to reimburse Ms. Plaza for income tax which she paid on our income from December 1, 2005 until January 24, 2006. This amounted to $125,227 and was paid on June 15, 2006.

San Juan Holdings represented Plaza and Elizabeth Plaza in connection with the reverse acquisition. For such services, we issued 600,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock, with an exercise price of $.06 per share, to San Juan Holdings. In our private placement of series A preferred stock and warrants, San Juan Holdings purchased three units. The purchase price for the three units was $750,000. The broker, which is an affiliate of San Juan Holdings, waived the commission and the non-accountable expense allowance with respect to such sales, and as a result, San Juan Holdings purchased the three units for a net payment of $652,500. The three units were comprised of 75,000 shares of series A preferred stock and warrants to purchase 510,600 shares of common stock. The shares of series A preferred stock became converted into 1,021,200 shares of common stock. We also issued 919 shares of common stock to San Juan Holdings as a result of our failure to filing the registration statement of which this prospectus is a part in a timely manner. We also paid an affiliate of San Juan Holdings a broker’s commission and non-accountable expense allowance of $195,000 for sales made to other purchasers in the private placement, and we issued to the affiliate three-year warrants to purchase an aggregate of 275,724 shares of common stock at an exercise price of $.7344 per share.

KEMA Advisors, Inc., of which Kirk Michel, a director, is managing director, purchased one unit, consisting of 25,000 shares of series A preferred stock and warrants to purchase an aggregate of 170,200 shares of common stock for $250,000. The shares of series A preferred stock became converted into 340,400 shares of common stock. We also issued 306 shares of common stock to KEMA Advisors for our failure to file the registration statement in a timely manner. KEMA Advisors is a selling stockholder.

In January 2006, we acquired certain assets of a United States based company that performs consulting services for the pharmaceutical and biotech industries from Mark Fazio for $300,000. The acquired assets include a client list and a validation compliance service business. The purchase price was paid in three installments, each in the amount of $100,000. At the time of the purchase we had no relationship with Mr. Fazio, and he was subsequently elected as executive vice president and chief operating officer. He served in those capacities until March 31, 2006.

DESCRIPTION OF CAPITAL STOCK

Our authorized capitalization consists of 10,000,000 shares of preferred stock, par value $.0001 per share, and 50,000,000 shares of common stock, par value $.0001 per share.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are entitled to share in such dividends as the board of directors, in its discretion, may declare from funds legally available. In the event of liquidation, each outstanding share entitles its holder to participate ratably in the assets remaining after payment of liabilities.

Our directors are elected by a plurality vote. Because holders of common stock do not have cumulative voting rights, holders or a single holder of more than 50% of the outstanding shares of common stock present and voting at an annual stockholders meeting at which a quorum is present can elect all of our directors. Our stockholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or of any other securities.

The transfer agent for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

The board of directors is authorized to issue up to 10,000,000 shares of preferred stock, which may be issued in series from time to time with such designations, rights, preferences and limitations as the board of directors may declare by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the board of directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. The potential exists, therefore, that additional shares of preferred stock might be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. Unless the nature of a particular transaction and applicable statute require such approval, the board of directors has the authority to issue shares of preferred stock without stockholder approval. The issuance of preferred stock may have the effect of delaying or preventing a change in control without any further action by stockholders.

Investor Warrants

In connection with our January 2006 private placement, we issued warrants to purchase 3,999,700 shares of common stock at an exercise price of $1.10 per share and warrants to purchase an additional 3,999,700 shares of common stock at an exercise price of $1.65 per shares. These warrants have a term which expires five years from the closing date and are callable by us if the closing price of our common stock is at least twice the exercise price of the warrants for 20 consecutive trading days. The warrants became exercisable when we filed our restated certificate of incorporation with the Secretary of State of the State of Delaware.

Other Warrants

As of December 31, 2005, warrants to purchase 1,600,000 shares of common stock at an exercise price of $0.06 per share were outstanding. These warrants are exercisable until January 16, 2014, and the holders have cashless exercise rights. The holders of these warrants have the same registration rights as are granted to Elizabeth Plaza with respect to the 1,150,000 shares of common stock issued to her pursuant to the merger agreement.

At the closing of the acquisition of Plaza we issued to San Juan Holdings warrants to purchase 2,500,000 shares of common stock at an exercise price of $.06 per shares. The warrants are exercisable until January 16, 2014. San Juan Holding has the same registration rights as are granted to Elizabeth Plaza with respect to the 1,150,000 shares of common stock issued to her pursuant to the merger agreement.

Broker-Dealer Warrants

At the closing of the reverse acquisition we issued to broker-dealers who assisted us in our January 2006 private placement, three-year warrants to purchase an aggregate of 1,439,892 shares of common stock at an exercise price of $.7344 per shares. The holders of the warrants have piggyback registration rights for the common stock issuable upon exercise of the warrants, which will include a standard underwriters’ right to exclude shares, commencing six months after the effective date of the registration statement of which this prospectus is a part.

Delaware Law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances where such liability may not be eliminated under applicable law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

Penny-Stock Rules

  The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions, and is not listed on the a registered stock exchange or the Nasdaq Stock Market (although the $5.00 per share requirement may apply to Nasdaq listed securities) or has net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years; or has average revenue of at least $6,000,000 for the last three years.

As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our securities and may affect your ability to sell our securities in the secondary market and the price at which you can sell our common stock.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•
The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Purchasers of penny stocks may have certain legal remedies available to them in the event the obligations of the broker-dealer from whom the penny stock was purchased violates or fails to comply with the above obligations or in the event that other state or federal securities laws are violated in connection with the purchase and sale of such securities. Such rights include the right to rescind the purchase of such securities and recover the purchase price paid for them.

Because our stock is a “penny stock” we do not have the safe harbor protection under federal securities laws with respect to forward-looking statement.

EXPERTS

The financial statements for the years ended October 31, 2005 and 2004, included in this prospectus to the extent and for the periods indicated in its report, have been audited by Kevane Soto Pasarell Grant Thornton LLP, independent registered public accountants, and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Sichenzia Ross Friedman Ference LLP.

HOW TO GET MORE INFORMATION

We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. You may inspect these documents and copy information from them at the Commission’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Stockholder of
Plaza Consulting Group, Inc.:

We have audited the accompanying balance sheets of PLAZA CONSULTING GROUP, INC. as of October 31, 2005 and 2004, and the related statements of income, changes in stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) as in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over the financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant use of estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plaza Consulting Group, Inc. as of October 31, 2005 and 2004, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KEVANE SOTO PASARELL GRANT THORNTON LLP

San Juan, Puerto Rico,
December 30, 2005, except for Note E,
as to which the date is January 9, 2006, and
the second paragraph of Note I, as to which date is January 25, 2006.

PHARMA-BIO SERV, INC.
Balance Sheets
As of April 30, 2006 and October 31, 2005

	Unaudited	Audited
	Consolidated	Plaza-Only
	April 30, 2006	October 31, 2005
Assets:
Current Assets
Cash	$2,249,944	$1,791,557
Accounts receivable, including unbilled revenues of $295,440	4,942,851	4,927,422
at April 30, 2006
Other	322,077	133,611
Total Current Assets	7,514,872	6,852,590

Property and equipment	413,866	364,998

Other assets, mainly intangible assets	238,017	-

Total Assets	$8,166,755	$7,217,588

Liabilities and Stockholders' Equity Deficiency:
Current Liabilities:
Current portion-obligations under capital leases	$37,316	$47,294
Accounts payable and accrued expenses	1,165,702	996,829
Due to affiliate - current	2,501,914	-
Income taxes payable	56,115	-
Total Current Liabilities	3,761,047	1,044,123

Due to affiliate	5,063,690	-

Other Long-Term Liabilities	161,473	192,896
Total Liabilities	8,986,210	1,237,019

Stockholders' Equity (Deficiency):

Preferred Stock, $0.0001 par value, authorized 10,000,000 shares, shares, none outstanding at April 30, 2006; authorized
2,000,000 shares, none outstanding at October 31, 2005	-	-

Common Stock,$0.0001 par value, authorized 50,000,000 shares, issued and outstanding 18,315,001 shares at April 30, 2006;
$0.02 par value, authorized 12,500,000 shares, issued and
outstanding 50,000 shares at October 31, 2005	1,831	1,000

Retained earnings (accumulated deficit)	(821,286)	5,979,569
Total Stockholders' Equity (Deficiency)	(819,455)	5,980,569

Total Liabilities and Stockholders' Equity (Deficiency)	$8,166,755	$7,217,588

The accompanying notes are an integral part of this balance sheet.

PHARMA-BIO SERV, INC.
Statements of Income
For the Six-Month Periods Ended April 30, 2006 and 2005
and Years Ended October 31, 2005 and 2004

	Unaudited		Audited
	Six months ended April 30,		Years ended October 31,
	Consolidated	Plaza-Only	Plaza-Only	Plaza-Only
	2006	2005	2005	2004

REVENUES	$7,208,885	$9,760,083	$17,412,869	$16,930,431

COST OF REVENUES	4,266,505	5,114,830	9,400,909	9,361,968

GROSS PROFIT	2,942,380	4,645,253	8,011,960	7,568,463

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	1,064,435	919,586	1,531,476	1,775,249

DEPRECIATION AND AMORTIZATION	88,940	35,513	90,332	50,359

INCOME BEFORE INCOME TAX	1,789,005	3,690,154	6,390,152	5,742,855

INCOME TAX	420,178	-	-	-

NET INCOME	$1,368,827	$3,690,154	$6,390,152	$5,742,855

BASIC EARNINGS PER COMMON SHARE	$0.53	$2.11	$3.65	$3.28

DILUTED EARNINGS PER COMMON SHARE	$0.10	$0.91	$1.58	$1.42

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING - BASIC	2,573,492	1,750,000	1,750,000	1,750,000

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING - DILUTED	13,610,896	4,045,752	4,045,752	4,045,752

The accompanying notes are an integral part of this balance sheet.

PHARMA-BIO SERV, INC.
Statements of Cash Flows
For the Six-Month Periods Ended April 30, 2006 and 2005
and Years Ended October 31, 2005 and 2004

	Unaudited		Audited
	Six months ended April 30,		Years ended October 31,
	Consolidated	Plaza-Only	Plaza-Only	Plaza-Only
	2006	2005	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	$1,368,827	$3,690,154	$6,390,152	$5,742,855
Loss (gain) on disposition of property and equipment	3,664	-	(3,319)	-
Depreciation and amortization	88,940	35,513	90,332	50,359
Bad debts expense	-	32,200	51,277	35,554
Imputed interest expense	127,216	-	-	-
Decrease (increase) in accounts receivable	(12,037)	(990,309)	(182,706)	(1,510,102)
Decrease (increase) in other assets	(286,033)	(4,317)	(18,275)	2,821
Increase (decrease) in liabilities	(3,704)	(123,820)	(129,253)	633,982
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,286,873	2,639,421	6,198,208	4,955,469

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(90,684)	(92,340)	(92,340)	(68,575)
Cash acquired as part of the acquisition of Plaza	28,943	-	-	-
NET CASH USED IN INVESTING ACTIVITIES	(61,741)	(92,340)	(92,340)	(68,575)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from the sale of preferred stock	10,000,000	-	-	-
Payment for purchase of stock in Plaza	(9,900,000)	-	-	-
Payment for non-compete covenant	(100,000)	-	-	-
Payments on capital lease obligations	(17,191)	(21,239)	(41,154)	(25,144)
Distributions	(749,554)	(4,544,520)	(7,309,882)	(4,493,942)
NET CASH USED IN FINANCING ACTIVITIES	(766,745)	(4,565,759)	(7,351,036)	(4,519,086)

NET INCREASE (DECREASE) IN CASH	458,387	(2,018,678)	(1,245,168)	367,808

CASH - BEGINNING OF PERIOD	1,791,557	3,036,725	3,036,725	2,668,917

CASH - END OF PERIOD	$2,249,944	$1,018,047	$1,791,557	$3,036,725

PAYMENTS OF:
Income tax	$364,063	$-	$-	$-
Interest	$6,930	$5,587	$10,721	$8,476

NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of preferred stock to common stock	$1,483	$-	$-	$-
Acquisition of vehicles under capital leases	$-	$33,030	$170,355	$84,109
Retirement of vehicles in trade-ins	$-	$-	$38,855	$33,726
Income tax withheld by clients but used as a credit in the
income tax return of a stockholder (noncash distribution)	$84,561	$300,220	$649,436	$608,647
Debt incurred in the acquisition of certain assets from a
validation company	$200,000	$-	$-	$-
Debt payable to officer originated in the acquisition of
Plaza, net of $1,025,000 imputed interest	$7,225,000	$-	$-	$-

The accompanying notes are an integral part of this balance sheet.

PHARMA-BIO SERV, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE YEARS ENDED OCTOBER 31, 2004 AND 2005 AND SIX-MONTH PERIODS ENDED APRIL 30, 2006

						Retained
					Additional	Earnings
	Common Stock		Preferred Stock		Paid-in	(Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit)	Total

BALANCE AT OCTOBER 31, 2003 (PLAZA-ONLY) - AUDITED	50,000	$1,000	-	$-	$-	$6,908,469	$6,909,469

NET INCOME	-	-	-	-	-	5,742,855	5,742,855

DISTRIBUTIONS	-	-	-	-	-	(5,102,589)	(5,102,589)

BALANCE AT OCTOBER 31, 2004 (PLAZA-ONLY) - AUDITED	50,000	$1,000	-	$-	$-	$7,548,735	$7,549,735

NET INCOME	-	-	-	-	-	6,390,152	6,390,152

DISTRIBUTIONS	-	-	-	-	-	(7,959,318)	(7,959,318)

BALANCE AT OCTOBER 31, 2005 (PLAZA-ONLY) - AUDITED	50,000	1,000	-	-	-	5,979,569	5,980,569

RECLASSIFICATION OF $0.02 COMMON STOCK	(50,000)	(1,000)	-	-	1,000	-	-

ISSUANCE OF $0.0001 COMMON STOCK IN CONNECTION WITH RECLASSIFICATION OF EQUITY	275,900	28	-	-	20,947	-	20,975

TO REFLECT 2:1 STOCK DIVIDEND	275,900	28	-	-	(28)	-	-

ISSUANCE OF $0.0001 COMMON STOCK	1,750,000	174	-	-	844,385	-	844,559

ISSUANCE OF $0.0001 PREFERRED STOCK	-	-	1,175,000	118	10,171,383	-	10,171,501

ISSUANCE OF STOCK WARRANTS TO PURCHASE 2,500,000 SHARES OF COMMON STOCK AT $0.06	-	-	-	-	1,686,000	(1,686,000)	-

ISSUANCE OF STOCK WARRANTS TO PURCHASE 1,600,000 SHARES OF COMMON STOCK AT $0.06	-	-	-	-	800	(800)	-

CAPITAL PAYMENT	-	-	-	-	(12,724,487)	(5,647,284)	(18,371,771)

CONVERSION OF PREFERRED STOCK TO COMMON STOCK	15,998,800	1,600	(1,175,000)	(118)	-	(1,482)	-

ADDITIONAL SHARES FROM CONVERSION OF PREFERRED STOCK TO COMMON STOCK	14,401	1	-	-	-	(1)	-

NET INCOME	-	-	-	-	-	1,368,827	1,368,827

DISTRIBUTIONS	-	-	-	-	-	(834,115)	(834,115)

BALANCE AT APRIL 30, 2006 (CONSOLIDATED) - UNAUDITED	18,315,001	$1,831	-	$-	$-	$(821,286)	$(819,455)

The accompanying notes are an integral part of this balance sheet.

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Pharma-Bio Serv, Inc. (“Pharma-Bio”) is a Delaware corporation organized on January 14, 2004 under the name Lawrence Consulting Group, Inc. Pharma-Bio is the parent company of Plaza Consulting Group, Inc. (“Plaza”), a Puerto Rico corporation, which operates in Puerto Rico under the name of Pharma Serv and is engaged in providing technical compliance consulting services primarily to the pharmaceutical, chemical and biotechnology industries. Pharma-Bio and Plaza are collectively referred to as the “Company.”

On January 25, 2006, Pharma-Bio acquired Plaza in a transaction which is accounted for as a reverse acquisition, with Plaza being treated as the acquiring company for accounting purposes.  As a result, the financial statements for periods prior to January 25, 2006 reflect the financial position, results of operations and cash flows of Plaza.

All intercompany transactions and balances have been eliminated in consolidation.

On February 22, 2006, Pharma-Bio changed its fiscal year to the fiscal year ended October 31. The change in fiscal year is reflected in the Form 10-QSB for the quarter ended January 31, 2006. The change of fiscal year results from the acquisition of Plaza, which was accounted for as a reverse acquisition.

The unaudited interim financial statements for the six months ended April 30, 2006 and 2005 presented herein have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements and with the instructions to Form 10-QSB and Regulation S-B pertaining to interim financial statements and reflect all adjustments, consisting of normal recurring adjustments and accruals which, in the opinion of management, are considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows . Results of operations for interim periods are not necessarily indicative of the results that may be expected for the full year.

Share Distribution

On January 24, 2006, Pharma-Bio effected a two-for-one share distribution with respect to its common stock pursuant to which Pharma-Bio issued one share of common stock for each share outstanding on the record date, January 24, 2006. All share and per share information gives retroactive effect to this share distribution.

Reverse Acquisition

On January 25, 2006, pursuant to a plan and agreement of merger (the “Plaza Agreement”) dated as of October 31, 2005, among Pharma-Bio, Plaza Acquisition Corp., a wholly-owned subsidiary of Pharma-Bio (“Acquisition Company”), Plaza and Elizabeth Plaza, the sole stockholder of Plaza, Pharma-Bio acquired Plaza. The acquisition was effected by the merger of Acquisition Company into Plaza. Pursuant to the Plaza Agreement, Ms. Plaza, as the sole stockholder of Plaza, received at the closing $10,000,000 plus 1,150,000 shares of Pharma-Bio’s common stock. In addition, Ms. Plaza will receive three payments, each in the amount of $2,750,000, payable on January 25, 2007, 2008 and 2009.

At the closing, all of the present officers and directors of Pharma-Bio resigned from their respective positions, except that Mr. Dov Perlysky, who was president and a director of Pharma-Bio, resigned as an officer, but continued as a director. At the closing, Pharma-Bio elected four directors, including Ms. Plaza. The other three are independent directors.

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited

Pursuant to the Plaza Agreement, at the closing, Pharma-Bio issued 600,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock with an exercise price of $.06 per share to San Juan Holdings, Inc., the investment banker for Plaza and Ms. Plaza. Pharma-Bio provided certain demand and piggyback registration rights to Ms. Plaza and San Juan Holdings covering the shares of common stock issued to them at the closing and the shares issuable upon exercise of the warrants issued to San Juan Holdings.

As a condition to closing, Plaza was required to have a net tangible book value of not less than $5,500,000, of which at least $2,000,000 was in cash, as of November 30, 2005. Subject to the requirement that Plaza have at least $2,000,000 in cash as of November 30, 2005, the purchase price was to be adjusted upward or downward depending on the net tangible book value, determined as provided in the Plaza agreement. This provision resulted in an additional payment to Ms. Plaza in the amount of $88,161, which will be paid during the third quarter of 2006.

The Plaza Agreement provides that Plaza, rather than Ms. Plaza, is responsible for the income tax from December 1, 2005 through the closing date, which was January 25, 2006. Because of the status of Plaza as an N Corporation under the Puerto Rico Internal Revenue Code, Plaza’s net income from December 1, 2005 to January 24, 2006 is taxed to Ms. Plaza. The income tax payable by Ms. Plaza for Plaza’s taxable income for said period amounts to $125,227. Plaza reimbursed Ms. Plaza the $125,227 during the third quarter 2006. The $88,161 payment described in the preceding paragraph and the $125,227 payment described in this paragraph are treated as additional payments on account of the purchase price of the Plaza stock from Ms. Plaza.

Pharma-Bio raised the funds necessary to make the $10,000,000 payment due to Ms. Plaza through the private placement of units consisting of shares of a series A preferred stock and warrants to purchase 7,999,400 common stock. The series A preferred stock was automatically converted into 15,998,800 shares of common stock upon an increase in Pharma-Bio’s authorized common stock. See Note C.

The acquisition of Plaza and the private placement resulted in a change of control of Pharma-Bio. As a result of the reverse acquisition accounting treatment, Plaza is deemed to be the acquiring company for accounting purposes. The transaction was accounted for as a reverse acquisition because former owners of Plaza, together with the purchasers in the private placement who purchased the series A preferred stock and warrants in connection with the acquisition of Plaza, gained control of Pharma-Bio. Effective on the acquisition date, Pharma-Bio’s balance sheet includes the assets and liabilities of Plaza and its equity accounts have been recapitalized to reflect the equity of Pharma-Bio. The financial statements of the Company for periods prior to Janaury 25, 2006, reflect only the financial position, results of operations and cash flows of Plaza.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments (excluding obligations under capital leases and amounts due affiliate): cash, accounts receivable, accounts payable and accrued liabilities, are considered reasonable estimates of fair value due to the short period to maturity.

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited

Management believes, based on current rates, that the fair value of its obligations under capital leases and amounts due to affiliate approximates the carrying amount.

Revenue Recognition

The Company recognizes revenues in the month when services are rendered to customers. Revenue is primarily derived from time and materials contracts (representing approximately 90% of total revenues), where the clients are charged for the time, materials and expenses incurred on a particular project, and to a lesser extent, from fixed-fee contracts or from “not to exceed” contracts (approximately 10% of total revenues). In the case of fixed-fee contracts, which mostly are short-term contracts, revenue is recognized based on the percentage that the services rendered bears to the estimated services to be performed over the contract. If the Company determines that a fixed-fee or “not to exceed” contract will result in a loss, the Company recognizes the estimated loss in the period in which such determination is made.

Accounts Receivable

Accounts receivable are recorded at their estimated realizable value. Accounts are deemed past due when payment has not been received within the stated time period. The Company’s policy is to review individual past due amounts periodically and write off amounts for which all collection efforts are deemed to have been exhausted. Bad debts are accounted for using the direct write-off method whereby an expense is recognized only when a specific account is determined to be uncollectible. The effect of using this method approximates that of the allowance method.

Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standards Board No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach method of accounting for income taxes. This method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Plaza, from its inception until January 24, 2006, was covered under the provisions of Subchapter N of Subtitle A of the Puerto Rico Internal Revenue Code (the “Puerto Rico Code”), which is similar to Subchapter S of the Internal Revenue Code in that its taxable income is taxed to the stockholders and therefore there is no income tax liability for that period. As a result of the completion of the reverse acquisition, Plaza and Pharma-Bio are no longer eligible for treatment as a Subchapter N corporation. See Note F.

Although Ms. Plaza is responsible for the taxes on the Plaza's taxable income for the period from December 1, 2005 to January 24, 2006, pursuant to the Plaza Agreement, the Company agreed to reimburse Ms. Plaza for the income taxes applicable to said taxable income. The reimbursement amounts to $125,227 and was paid on June 15, 2006.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line basis over the estimated useful lives of the assets. Major renewals and betterments that extend the life of the assets are capitalized, while expenditures for repairs and maintenance are expensed when incurred

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited

Intangible assets

Definite-lived intangible assets, such as customer lists and covenants not to compete, are amortized on a straight-line basis over their estimated useful lives. The Company continually evaluates the reasonableness of the useful lives of these assets.

Stock-based Compensation

Through the six-month period ended April 30, 2006, the Company has elected to use the intrinsic value method of accounting for stock options issued to employees under its stock option plans in accordance with APB Opinion No. 25 and related interpretations whereby the amount of stock-based compensation expense is calculated as the difference between the fair market value and the exercise price on the date of issuance. For purposes of pro forma disclosures the amount of stock-based compensation is calculated using the fair value method of accounting for stock options issued to employees. The Company’s pro forma information is as follows:

	Six Months Ended April 30,		Years Ended October 31,
	2006	2005	2005	2004
Net income	$1,368,827	$3,690,154	$6,390,152	$5,742,855
Less: Stock-based employee compensation under fair value method, net of tax effect	526,430	—	—	284,084
Pro forma net income (loss) attributable to common stockholders	$842,397	$3,690,154	$6,390,192	$5,458,771

Basic earnings per share of common stock:
As reported	$0.53	$2.11	$3.65	$3.28
Pro forma	$0.33	$2.11	$3.65	$3.12

Diluted earnings per share of common stock
As reported	$0.10	$0.91	$1.58	$1.42
Pro forma	$0.06	$0.91	$1.58	$1.35

Weighted average number of common shares outstanding - basic	2,573,492	1,750,000	1,750,000	1,750,000

Weighted average number of common shares outstanding - diluted	13,610,896	4,045,752	4,045,752	4,045,752

For the fiscal year ended October 31, 2004 Plaza granted stock options to purchase 4,125 shares of its common stock. Pursuant to the reverse acquisition, these Plaza option shares are equivalent to options to purchase 776,186 shares of Pharma-Bio common stock. Accordingly, the value of these options is estimated on the same basis as Pharma-Bio options.

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited

The options to purchase 4,125 shares of Plaza’s common stock are equivalent options to purchase 776,186 shares of Pharma-Bio stock options based on the following:

Plaza options		4,125
Exercise price at market	$	x 138.19
Value of Options		$570,031
Pharma-Bio exercise price	$	÷ 0.7344
Equivalent Pharma-Bio options		776,186

There were no additional Plaza options issued subsequent to October 31, 2004. None of the Plaza options were exercised prior to the reverse acquisition transaction.

Income Per Share of Common Stock

Basic income per share of common stock is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Diluted income per share includes the dilution of common stock equivalents. Pursuant to reverse acquisition accounting treatment, the weighted average number of shares outstanding in the computation of basic income per share was derived by weighting (i) for the period prior to the reverse acquisition transaction, the number of shares outstanding represented the 1,150,000 shares received by the former stockholder of Plaza and the 600,000 shares received by San Juan Holdings, Inc., and (ii) for the period after the transaction, the number of shares outstanding represented the shares of Pharma-Bio that are outstanding. Diluted income per share includes the dilution of common equivalents. Accordingly, the convertible preferred stock and the stock warrants were deemed to be outstanding from the date of issuance to the end of the reporting period, except for stock warrants issued to the investment banker for Plaza and Ms. Plaza as a result of the reverse acquisition, which were deemed to be outstanding through all periods prior to the reverse acquisition.

The weighted average common shares outstanding (basic and diluted) were calculated using the treasury stock method for the respective periods.

NOTE B - RECENT ACCOUNTING PRONOUNCEMENTS

1. In March 2005, the FASB issued Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143 “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FASB Statement 143 acknowledges that in some cases, sufficient information may not be available to a reasonably estimate the fair value of an asset obligation. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of this interpretation are effective no later than the end of fiscal years ending after December 15, 2005 Management does not expect that the application of this standard will have any effect on the Company’s results of operations or its financial condition.

2. In December 2004, the FASB issued Statement No. 153 “Exchanges of Non-Monetary Transactions - an amendment of APB Opinion No. 29.” The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions,” is based on the principle that exchanges of non-monetary assets should be measured based on the

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited fair value of the assets exchanged. The guidance in that Opinion, however included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. The Company does not expect that the adoption of FASB Statement No. 153 will have a material impact on its results of operations and financial position.

3. In December 2004, the FASB published Statement No. 123R requiring that the compensation cost relating to share-based payment transaction be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement No. 123R covers a wide range of share-based compensation arrangements, including share option restricted plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement No. 123(R) replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Statement No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used.

This Statement is effective as of the beginning of the first interim or annual reporting period of the first fiscal year that begins after December 15, 2005. One of the effects of the application of FASB123R is to treat the value (as properly determined) of the options as compensation to the grantees, thus increasing the Company’s selling, general and administrative expenses.

4. In May 2005, the FASB issued Statement No. 154 “Accounting for Changes and Errors Corrections.” This Statement replaces APB Opinion No. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle.

This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When its is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retroactive application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of FASB Statement No. 154 will have a material impact on its consolidated financial statements.

NOTE C - CAPITAL TRANSACTIONS

On January 25, 2006, contemporaneously with the consummation of the acquisition, Pharma-Bio sold, in a private placement, 47 units, each unit consisting of 25,000 shares of series A preferred stock, warrants to purchase 85,100

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited shares of common stock at $1.10 per share and warrants to purchase 85,100 shares of common stock at $1.65 per share. In the private placement, Pharma-Bio issued an aggregate of 1,175,000 shares of series A preferred stock (which were convertible into an aggregate of 15,998,800 shares of common stock), warrants to purchase 3,999,700 shares of common stock at $1.10 per share, and warrants to purchase 3,999,700 shares of common stock at $1.65 per share, to 42 accredited investors. Pharma-Bio paid brokerage commissions of 10% of the gross purchase price and an aggregate non-accountable expense allowance of 3% of the gross purchase price with respect to the units sold. In certain cases, the broker waived the commission and non-accountable expense allowance, and the investor paid the purchase price less the commission and non-accountable expense allowance. The purchase price for the 47 units sold was $11,750,000. Broker-dealers waived commission and non-accountable expense allowance with respect to $628,750, Pharma-Bio paid commissions and non-accountable expense allowances totaling $898,750, and Pharma-Bio issued warrants to purchase an aggregate of 1,439,892 shares of common stock. The warrants have an exercise price of $.7344 per share and a term of three years.

Each share of series A preferred stock was automatically converted into 13.616 shares of common stock upon the filing of a certificate of amendment to the Company’s certificate of incorporation which increased the authorized capital stock to 10,000,000 shares of preferred stock and 50,000,000 shares of common stock. Pharma-Bio amended and restated its certificate of incorporation on April 25, 2006, and the series A preferred stock was converted into 15,998,800 shares of common stock on that date.

The subscription agreement pursuant to which the series A preferred stock and warrants were issued required Pharma-Bio to file a registration statement within 60 days after the effective date of the merger between Plaza and Plaza Acquisition Corp. The effective date of the merger was January 25, 2006, therefore, the 60-day term expired on March 26, 2006. Since Pharma-Bio failed to file the registration statement by that date, Pharma-Bio was required to issue .0003 shares of common stock for each share of common stock issued upon conversion of the series A preferred stock for each day of delay. Pharma-Bio was three days late, therefore, 14,401 shares of common stock were issued to the former holders of the series A preferred stock.

The warrants issued in the private placement expire five years from the closing date and are callable by Pharma-Bio if the closing price of the common stock is at least twice the exercise price of the warrants for twenty (20) consecutive trading days.

NOTE D - PROPERTY & EQUIPMENT

The balances of property and equipment as of April 30, 2006 and October 31, 2005 consist of:

	Useful life (years)	April 30, 2006	October 31, 2005
Vehicles	5	$221,434	$273,086
Leasehold improvements	5	64,895	64,895
Computers	3	120,813	81,395
Equipment	3-5	121,450	22,885
Furniture and fixtures	10	67,907	67,907
Total		596,499	510,168
Less: Accumulated depreciation and amortization		(182,633)	(145,170)
Property and equipment, net		$413,866	$364,998

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited

NOTE E - OTHER ASSETS

At April 30, 2006, non-current other assets include the following:

Intangible assets:
Covenant not to compete, net of accumulated amortization of $8,333	$91,667
Customer-related intangibles, net of accumulated amortization of $16,667	133,333
Other	13,017
$238,017

Covenant not to compete represents the portion of the payment made in connection with the purchase of the Plaza stock that was allocated to a non-competition covenant. Under this agreement, the sole stockholder of Plaza agreed not to compete with the Company for a period of five years. This amount is amortized on the straight-line method over the term of the non-competition covenant (5 years).

Customer-related intangible assets consist mainly of a customer list which Plaza acquired on January 9, 2006 along with certain other assets from a business which performs in the United States consulting services similar to those performed by the Company in Puerto Rico. The business was owned by an individual who was the Company’s executive vice president and chief operating officer during February and March 2006. The total assets were acquired for $300,000, of which $150,000 were allocated to the customer-related intangible assets. The purchase price was paid in three installments, each in the amount of $100,000. The value of the customer list is being amortized on the straight-line method over its estimated useful life of 3 years.

All of the intangibles assets were originated during the six-month period ended April 30, 2006, therefore, there was no amortization of intangible assets in prior periods. The amortization expense for the six months ended April 30, 2006 amounted to $25,000.

NOTE F - INCOME TAXES

The Company’s taxable income is subject to the Puerto Rico income tax at the 20% to 39% rates provided by the 1994 Puerto Rico Internal Revenue Code, as amended. However, on August 1, 2005, Puerto Rico Act No. 41 was approved, which imposes an additional 2.5% special tax to all corporations and partnerships having a net taxable income over $20,000. The Act is effective for taxable years commencing after December 31, 2004 and ending on or before December 31, 2006, therefore, the Company’s maximum effective tax rate will be 41.5% for its fiscal year ending on October 31, 2006.  The maximum effective tax rate for all other years will be 39%.

Provision for income tax is computed at statutory rates applied to income calculated in accordance with the accounting practices described herein and as shown in the financial statements. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited

The reasons for the difference between the provision for income tax applicable to income before provision for income taxes and the amount computed by applying the statutory tax rate in Puerto Rico, were as follows:

	Six months ended April 30,		Years ended October 31,
	2006	2005	2005	2004
Theoretical income tax expense by application of statutory rates to the book pre-tax	$742,437	$1,439,160	$2,492,159	$2,239,713
Effect of income subject to taxation under Subchapter N (taxable income taxed to stockholders)	(358,037)	(1,439,160)	(2,492,159)	(2,239,713)
Permanent difference	35,778	—	—	—
Income tax expense	$420,178	$-0-	$-0-	$-0-

Because Plaza was treated as an N Corporation under the Puerto Rico Internal Revenue Code during the years ended October 31, 2005 and 2004 and the period from November 1, 2005 through January 24, 2006, its income was taxed to its stockholder during those periods, and Plaza did not pay income tax. If income tax were paid at the statutory rate, Plaza’s net income would have been $1,010,790, or $0.39 per share (basic) and $0.07 per share (diluted), for the six months ended April 30, 2006; $2,250,994, or $1.29 per share (basic) and $0.56 per share (diluted), for the six months ended April 30, 2005; $3,897,993, or $2.23 per share (basic) and $0.96 per share (diluted), for the year ended October 31, 2005; and $3,503,142, or $2.00 per share (basic) and $0.87 per share (diluted), for the year ended October 31, 2004.

NOTE G - RELATED PARTY TRANSACTIONS; DUE TO AFFILIATE

On January 25, 2006, pursuant to the Plaza Agreement, Ms. Elizabeth Plaza, as the sole stockholder and affiliate of Plaza, received at the closing $10,000,000 plus 1,150,000 shares of Pharma-Bio’s common stock. In addition, the Company will pay Ms. Plaza, three payments of $2,750,000, including imputed interest determined in accordance with Section 1274 of the Internal Revenue Code, on January 25, 2007, 2008 and 2009 as follows:

2007	$2,750,000
2008	2,750,000
2009	2,750,000
Total payments	8,250,000
Less: imputed interest	(897,784)
Present value of minimum payments	7,352,216
Current portion	(2,288,526)
Long-term portion	$5,063,690

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited

The current portion of the due to affiliate as reflected in the accompanying balance sheet also includes $88,161 due to her for the excess of the net tangible book value determined as provided in the Plaza agreement and a reimbursement for $125,227 of income taxes explained in Note A.

Current portion of deferred purchase price	$2,288,526
Payment for excess net tangible book value, as finally determined	88,161
Reimbursement of income taxes	125,227
Due to affiliate - current portion	$2,501,914

San Juan Holdings represented Plaza and Ms. Elizabeth Plaza in connection with the reverse acquisition. For such services, Pharma-Bio issued 600,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock, with an exercise price of $.06 per share, to San Juan Holdings. In Pharma-Bio’s private placement of series A preferred stock and warrants, San Juan Holdings purchased three units. The purchase price for the three units was $750,000. The broker, which is an affiliate of San Juan Holdings, waived the commission and non-accountable expense allowance with respect to such sales, and as a result, San Juan Holdings purchased the three units for a net payment of $652,500. Pharma-Bio also paid an affiliate of San Juan Holdings a broker’s commission and non-accountable expense allowance of $195,000 for sales made to other purchasers in the private placement, and Pharma-Bio issued to the affiliate three-year warrants to purchase an aggregate of 275,724 shares of common stock at an exercise price of $.7344 per share.

Pursuant to the Puerto Rico Internal Revenue Code, the Company’s clients are required to withhold a percentage of its fees (usually 3%, but sometimes 7%) as withheld income tax and remit such amount to the Puerto Rico Department of the Treasury.  Such payment is treated as a payment on account to the Company’s income tax obligations.  Prior to January 25, 2006, Plaza was an N Corporation, and the Company’s taxable income was taxed to Ms. Plaza, as sole stockholder.  Accordingly, such withheld taxes were treated as a distribution to the Company’s stockholder since Ms. Plaza was the one entitled to take the credit for the income tax withheld by the Company’s clients in her personal income tax return.  The amounts withheld prior to January 25, 2006 are recognized in the financial statements as noncash distribution.

NOTE H - COMMITMENTS

1. Contracts

On January 25, 2006, the Company entered into employment agreements with Elizabeth Plaza and Nélida Plaza. The agreement with Elizabeth Plaza provides that Ms. Plaza will serve as president and chief executive officer of the Company for a period of 18 months, for which she will receive a salary at the annual rate of $250,000. For 18 months thereafter, Ms. Plaza will serve as a consultant for which she will receive compensation at the annual rate of $75,000. During the term of her employment, the Company will also provide Ms. Plaza with an automobile allowance at the annual rate of $24,828, discretionary bonuses and stock options or other equity-based incentives as shall be determined by the compensation committee’s board of directors, except that her bonus shall not be less than 4% nor more than 50% of her salary. If the Company terminates Ms. Plaza’s employment other than for cause or as a result of her death or disability, the Company is required to pay Ms. Plaza the balance of her compensation for her employment terms and her consulting term and other benefits, including a pro rata portion of the bonus that would have been paid to her, and her obligations under her non-competition provision terminate.

The Company’s agreement with Nélida Plaza provides that Ms. Plaza will serve as vice president for a term of three years for which she will receive annual compensation at the annual rate of $150,000. She is also entitled to

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited such bonus compensation as is determined by the compensation committee, not to exceed 50% of her salary. The Company also agreed to make the lease payments on the automobile she currently leases. Such payments are at the annual rate of approximately $11,600. If the Company terminates Ms. Plaza’s employment other than for cause or as a result of her death or disability, the Company is required to pay Ms. Plaza the balance of her compensation for her employment terms and her consulting term and other benefits, including a pro rata portion of the bonus that would have been paid to her, and her obligations under her non-competition provision, terminate.

On January 26, 2006, the Company entered into a one-year consulting agreement with Mr. Dov Perlysky, pursuant to which the Company agreed to pay Mr. Perlysky a 5% commission on business generated by Mr. Perlysky’s efforts. This agreement replaced his prior employment agreement.

On April 3, 2006, the Company entered into an employment agreement with its Chief Financial Officer (CFO) pursuant to which the Company will pay him an annual salary of $80,000. The agreement has a one-year term, which may be extended for up to two years. The Company granted the CFO stock options to purchase 90,000 shares of common stock at $0.7344 per share, which was the fair market value on the date of grant.

In April 2006, the Company entered into an agreement with an executive, pursuant to which he resigned as vice president and chief operating officer. The Company is not committed to make any payment as a result of this resignation.

2. Lease commitments

Capitalized lease obligations -As of April 30, 2006 and October 31, 2005, the Company owned vehicles acquired under non-cancelable capital leases with a cost of $221,434 and $273,086 (accumulated depreciation of $44,717 and $46,058), respectively. Depreciation expense for these assets amounted to $14,132 in the six-month period ended April 30, 2006 and $33,968 in the year ended October 31, 2005. The following is a schedule, by year, of future minimum lease payments under the capitalized leases together with the present value of the net minimum lease payments at April 30, 2006:

2007	$48,240
2008	48,240
2009	48,240
2010	69,974
2011	9,385
Total minimum lease payments	224,079
Less: Amount of imputed interest	(25,290)
Present value of minimum lease payments	198,789
Current portion of obligation under capital leases	(37,316)
Long-term portion	$161,473

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited

Operating facilities - The Company conducts its administrative operations in office facilities which are leased under different rental agreements with the following terms:

	Monthly
Description	Rent	Commitment Term
Main resources facilities	$3,200	Ending in October 2007
Human resources facilities	$1,850	Ending in June 2006
Land	$1,000	Ending in June 2006
Housing for employees	$1,850	Ending in November 2006
Hilltown office space	$2,750	Ending in July 2006

The first three leases listed in the table are with affiliates of the chief executive officer.

The lease of the Hilltown office space was cancelled effective July 31, 2006. In June 2006, the Company entered into a new lease agreement for new office facilities in Hilltown, Pennsylvania, at a monthly rental of $1,000. The lease term of the new lease agreement expires on July 31, 2007, but the agreement may be terminated earlier by giving a prior 90 days written notice. The new lease agreement may be renewed for an additional term of three years at monthly rental of $1,050 during the first year, $1,100 during the second year, and $1,150 during the third year of the lease renewal term.

Rent expense during the six-month periods ended April 30, 2006 and 2005 was $52,700 and $60,584, respectively, and $71,026 and $40,443 for the years ended October 31, 2005 and 2004, respectively.

NOTE I - STOCK OPTIONS

In October 2005, the Company’s board of directors adopted, and on April 25, 2006, the Company’s stockholders approved, the 2005 Long-Term Incentive Plan, covering 2,500,000 shares of common stock. The 2005 plan provides for the grant of incentive and non-qualified options, stock grants, stock appreciation rights and other equity-based incentives to employees, including officers, and consultants. The 2005 plan is to be administered by a committee of independent directors. In the absence of a committee, the plan is administered by the board of directors. Independent directors are not eligible of discretionary options. The plan provides that each newly elected independent director automatically receives at the time of his or her election, a five-year option to purchase 25,000 shares of common stock at the market price on the date of his or her election. In addition, the plan provides for the annual grant of an option to purchase 5,000 shares of common stock on the first trading day of January of each year, commencing January 2007. The options to directors have a term of five years and become exercisable cumulatively as to 50% of the shares subject to the option six months from the date of grant and as to the remaining 50% 18 months from the date of grant. Pursuant to this provision, on January 25, 2006, options to purchase 25,000 shares at $.7344 per share, being the fair market value on the date of grant, were automatically granted to each of the three independent directors. Options intended to be incentive stock options must be granted at an exercise price per share which is not less than the fair market value of the common stock on the date of grant and may have a term which is not longer than ten years. If the option holder holds 10% of our common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the option cannot exceed five years.

Pursuant to the Plaza Agreement, all outstanding options issued by Plaza were terminated, and the Company granted incentive stock options to purchase an aggregate of 1,400,000 shares of common stock at an exercise price of $0.7344 per share to the holders of such terminated Plaza options pursuant to the Company’s 2005 Long-Term Incentive Plan. Of the total options to purchase 1,400,000 shares of common stock, options to purchase 776,186 shares of common stock were granted to 18 employees whose options to purchase Plaza common stock were cancelled. The options to purchase the remaining 623,814 shares of common stock were granted both to the 18 former holders of Plaza options and to 23 additional Plaza employees.

PHARMA-BIO SERV, INC.
NOTES TO FINANCIAL STATEMENTS
For the Six-Month Periods Ended April 30, 2006 and 2005
And the Years Ended October 31, 2005 and 2004
Information for the six months ended April 30, 2006 and 2005 is unaudited

Pursuant to the Plaza Agreement, Pharma-Bio agreed that it would issue 100 shares of common stock to each of Plaza’s eligible employees. Such shares will not be issued until Pharma-Bio is eligible to use a Form S-8 registration statement in connection with the issuance of such shares. Approximately 16,500 shares of common stock may be issued pursuant to this program.

NOTE J - CONCENTRATION OF RISKS

The Company’s cash balances are maintained in a high quality bank checking account. Management deems all its accounts receivables to be fully collectible, and, as such, does not maintain any allowances for uncollectible receivables.

The Company’s revenues are concentrated in the pharmaceutical industry in the island of Puerto Rico, and a small number of customers have accounted for a significant percentage of its revenue. Three customers accounted for 10% or more of revenues during the six-month period ended April 30, 2006, two of which also accounted for more than 10% of revenues during the six-month period ended April 30, 2005 and the years ended October 31, 2005 and 2004. The following table sets forth information as to revenues and percentage of revenues for these periods (dollars in thousands) for the Company’s principal customers, all of which are pharmaceutical companies:

	Six months ended April 30,		Year ended October 30,
Customer	2006	2005	2005	2004
Customer A	$2,097 (29.1%)	$4,259 (43.6%)	$7,523 (43.2%)	$8,075 (47.7%)
Customer B	783 (10.9%)	1,862 (19.1%)	3,312 (19.0%)	2,911 (17.2%)
Customer C	1,796 (24.9%)	7 (0.1%)	637 (3.7%)	118 (0.7%)

Customer A, B and C had an outstanding balance at April 30, 2006 representing 24%, 29% and 18%, respectively, of the total receivables.

The Company assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. However, the loss or significant decline in business from any of its major customers could have a material effect upon its revenue and income. See NOTE L.

NOTE K - RETIREMENT PLAN

The Company has a qualified profit sharing plan in accordance with the provision of Section l165(a)(3)(A) of the Puerto Rico Code, for employees who meet certain age and service period requirements. The Company makes contributions to this plan as required by the provisions of the plan document. Contributions for the six months ended April 30, 2006 and 2005 were $21,805 and $15,880, respectively. Contributions for the years ended October 31, 2005 and 2004 were $35,908 and $29,467, respectively.

NOTE L - SUBSEQUENT EVENT

In June 2006, the Company’s largest customer (Customer A in Note J) announced the closing of one of its two facilities in Puerto Rico and the reduction of staff in the second. The accompanying statements of operations include revenues from the closed facility as follows:

Period	Revenues
Three months ended April 30, 2006	$551,832
Three months ended April 30, 2005	$1,593,972
Six months ended April 30, 2006	$1,462,923
Six months ended April 30, 2005	$3,217,764

The receivables at April 30, 2006 from the closed facility amounted to approximately $552,000. The Company does not anticipate any problem in connection with the collection of said outstanding balance.

Part II

INFORMATION NOT REQUIRED TO BE IN PROSPECTUS

Item 24. Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

Our certificate of incorporation provides that we will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; payments of unlawful dividends or unlawful stock repurchases or redemptions, or any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Each selling stockholder and the Company have agreed to mutual indemnification provisions with respect to certain liabilities incurred in connection with this offering as the result of claims made under the Securities Act of 1933, the Securities Exchange Act of 1934 or state law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, offices or controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 25. Other Expenses of Issuance and Distribution

The estimated expenses of the registration, all of which will be paid by the Company, are as follows:

Item	Amount
SEC filing fee	$4,603.74
Printing and filing	*
Legal expenses, including blue sky	*
Accounting expenses	*
Miscellaneous	*
Total	*

*	To be supplied by Amendment.

Item 26. Recent Sales of Unregistered Securities

1. In January 2006, the Company sold to the selling stockholders, all of whom are accredited investors, 47 units, each unit consisting of 25,000 shares of series A preferred stock and warrants to purchase 85,100 shares of common stock at an exercise price of $1.10 per share and warrants to purchase 85,100 shares of common stock at an exercise price of $1.65. The Company issued (i) an aggregate of 1,175,000 shares of series A preferred stock, which, as result of the filing of a restated certificate of incorporation which increased the Company’s authorized capital stock to 10,000,000 shares of preferred stock and 50,000,000 shares of common stock, were converted into 15,998,800 shares of common stock, and (ii) warrants to purchase 3,999,700 shares of common stock at $1.10 per share and (iii) warrants to purchase 3,999,700 shares of common stock at $1.65 per shares.

The total proceeds were $11,750,000. The Company paid brokerage commissions of 10% of the gross purchase price, or a total of $1,175,000, and an aggregate non-accountable expense allowance of 3% of the gross purchase price, or a total of $352,500 with respect to the units sold to six broker dealers, including RD Capital Group, an affiliate of San Juan Holdings, Inc. The Company also issued warrants to purchase an aggregate of 1,439,892 shares of common stock to broker-dealers. The warrants have an exercise price of $.7344 per share and a term of three years, and the holders of the warrants have piggyback registration rights commencing six months after the effective date of this registration statement.

In certain cases, the broker waived the commission and non-accountable expense allowance, and the investor paid the purchase price less the commission and non-accountable expense allowance. The purchase price for the 47 units sold was $11,750,000. Broker-dealers waived commission and non-accountable expense allowance with respect to $628,750, we paid commissions and non-accountable expense allowances totaling $898,750 to six broker-dealers, including RD Capital Group, Inc., which is an affiliate of San Juan Holdings. We paid RD Capital Group $195,000 for commissions and non-accountable expense allowance and we issued to that firm warrants to purchase 275,724 shares of common stock. RD Capital Group waived its commission and non-accountable expense allowance on the units purchased by San Juan Holdings, and, as a result, the purchase price of the units purchased by San Juan Holdings was $652,500.

As a result of the failure of the Company to file this registration statement when required, the Company issued an aggregate of 14,401 shares of common stock to the holders of the series A preferred stock.

Broker-dealers waived commission and non-accountable expense allowance with respect to $628,750, we paid commissions and non-accountable expense allowances totaling $898,750, and we issued to the brokers in the private placement warrants to purchase an aggregate of 1,439,892 shares of common stock. These warrants have an exercise price of $.7344 per share and a term of three years. One of the broker-dealers is RD Capital, which is an affiliate of San Juan Holdings, Inc., a stockholder of the Company. The Company paid RD Capital $195,000 for commissions and non-accountable expense allowance and issued that firm warrants to purchase 225,724 shares of common stock at an exercise price of $0.7344 per share as compensation for the securities RD Capital sold in the 2006 private placement. RD Capital waived its commission and non-accountable expense allowance on the securities purchased by San Juan Holdings.

The securities were issued in reliance upon an exemption from registration provided by Section 4(2) and Rule 506.

2. In August 2004, the Company, then known as Lawrence Consulting Group, Inc., sold 101,800 shares of common stock for an aggregate of $50,900. All of such sales were made in reliance upon an exemption from registration provided by Section 3(b) of the Act pursuant to an offering of securities under the Nevada securities law which was reviewed by the Nevada Securities Commission.

3. In January 2004, the Company, then known as Lawrence Consulting Group, Inc., sold 200,000 shares of common stock and warrants to purchase an additional 800,000 shares of common stock at an exercise price of $.12 per share, to its founders, for a total consideration of $1,000. In March 2004, the Company sold 25,000 shares of common stock to one stockholder in exchange for a note in the principal amount of $25,000. Such sales were made is reliance upon an exemption from registration provided under Section 4(2).

4. In January 2006, we granted options to purchase common stock to key employees. No shares have been issued pursuant to the plan. The options were granted pursuant to Section 4(2) as issuances not involving a public offering. No consideration was received for the grant of the options and no options may be exercised until and unless a registration statement on Form S-8 has been filed with the SEC. The shares issuable upon exercise of the options will be registered pursuant to the Securities Act on a Form S-8.

Item 27. Exhibits

Exhibit Number	Exhibit Description
3.1	Restated Certificate of Incorporation[1]
3.2	By-laws[2]
4.1	Certificate of Designation for the series A convertible preferred stock[3]
4.2	Form of warrant issued to Investors[3]
4.3	Form of warrant held by initial warrant holders[3]
4.4	Form of warrant held by San Juan Holdings[3]
4.5	Form of warrants issued to broker-dealers in January 2006 private placement[3]
5.1	Form of Opinion of Sichenzia Ross Friedman Ference LLP[4]
10.1	Form of subscription agreement for January 2006 private placement[3]
10.2	Registration rights provisions for the subscription agreement[3]
10.3	Registration rights provisions for Elizabeth Plaza and San Juan Holdings, Inc. [3]
10.4	Employment agreement dated January 25, 2006, between the Registrant and Elizabeth Plaza[3]
10.4	Employment agreement dated January 25, 2006, between the Registrant and Nélida Plaza[3]
10.5	Consulting agreement dated January 25, 2006, between the Registrant and Dov Perlysky[3]
10.6	[Deleted]
10.7	2006 Long-term incentive plan[3]
10.8	Registration rights provisions for the subscription agreement[3]
10.9	Lease dated March 16, 2004 between Plaza Professional Center, Inc. and the Registrant[5]
10.10	Lease dated November 1. 2004 between Plaza Professional Center, Inc. and the Registrant[5]
10.11	Employment Agreement dated March 24, 2006, between the Registrant and Manuel O. Morera[6]
21.1	List of Subsidiaries[5]
23.1	Consent of Sichenzia Ross Friedman Ference LLP (Included in Exhibit 5.1)
23.2	Consent of Kevane Soto Pasarell Grant Thornton LLP (page II-6)
23.3	[Deleted]

(1)	Filed as an exhibit to the Company’s current report on Form 8-K, which was filed with the Commission on May 1, 2006 and incorporated herein by reference.
(2)	Filed as an exhibit to the Company’s registration statement of Form 10-SB and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s current report on Form 8-K which was filed with the Commission on January 13, 2006 and incorporated herein by reference.
(4)	Filed herewith. A copy of the signed opinion will be filed by amendment.
(5)	Previously filed.
(6)	Filed as an exhibit to the Company’s current report on Form 8-K which was filed with the Commission on April 10, 2006, and incorporated herein by reference.

Item 28. Undertakings

(a)	The undersigned registrant hereby undertakes:

1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i.	Include any prospectus required by section 10(a)(3) of the Securities Act;

ii.
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.	Include any additional or changed material information on the plan of distribution.

2.
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.
For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

iv.	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(b)
For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(c)
For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dorado, Commonwealth of Puerto Rico on this 11th day of July, 2006.

PHARMA-BIO SERV, INC.

By:	/s/ ELIZABETH PLAZA

Name: Elizabeth Plaza Title: President and CEO

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

s/ Elizabeth Plaza*	President, Chief Executive Officer and Director	July 11, 2006
Elizabeth Plaza.	(Principal Executive Officer)

s/ Manuel O. Morera	Chief Financial Officer	July 11, 2006
Manuel O. Morera	(Principal Financial and Accounting Officer)

s/ Dov Perlysky*	Director	July 11, 2006
Dov Perlysky

s/ Kirk Michel*	Director	July 11, 2006
Kirk Michel

s/ Howard Spindel*	Director	July 11, 2006
Howard Spindel

s/ Irving Wiesen *	Director	July 11, 2006
Irving Wiesen

*By: s/Elizabeth Plaza
Elizabeth Plaza, attorney-in-fact		July 11, 2006

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the use in this Registration Statement on Form SB-2, of our report dated December 30, 2005, except for Note E, as to which the date is January 9, 2006, and the second paragraph of Note I, as to which date is January 25, 2006, with respect to our audit of the financial statements of Plaza Consulting Group, Inc. for the years ended October 31, 2005 and 2004, and to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Kevane Soto Pasarell Grant Thornton LLP
Registered Public Accounting Firm

San Juan, Puerto Rico

July 12, 2006